     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2001

                                                              FILE NO. 333-
                                                              FILE NO. 811-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          PRE-EFFECTIVE AMENDMENT NO.

                          POST-EFFECTIVE AMENDMENT NO.

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                 AMENDMENT NO.
                             ---------------------

               MODERN WOODMEN OF AMERICA VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                           MODERN WOODMEN OF AMERICA
                              (Name of Depositor)
                            ------------------------

                                1701 1ST AVENUE
                          ROCK ISLAND, ILLINOIS 61201
                    (Address of Principal Executive Office)
                                 1-309-786-6481

                            C. ERNEST BEANE, ESQUIRE
                                1701 1ST AVENUE
                          ROCK ISLAND, ILLINOIS 61201
               (Name and Address of Agent for Service of Process)
                            ------------------------

                                    COPY TO:

                            STEPHEN E. ROTH, ESQUIRE
                        SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C. 20004-2415

    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    SECURITIES BEING OFFERED: FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CERTIFICATES

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
               MODERN WOODMEN OF AMERICA VARIABLE ANNUITY ACCOUNT

                      INDIVIDUAL FLEXIBLE PREMIUM DEFERRED
                          VARIABLE ANNUITY CERTIFICATE
    ------------------------------------------------------------------------

                                   PROSPECTUS

                              [           ], 2001

Modern Woodmen of America, a fraternal benefit society, (the "Society") is offering the individual flexible premium deferred variable annuity certificate (the "Certificate") described in this Prospectus. The Certificate provides for Accumulated Value and annuity payments on a fixed and variable basis. The Society sells the Certificate to retirement plans, including those that qualify for special federal tax treatment under the Internal Revenue Code.

The Certificate Holder ("you" or "your") may allocate premiums and Accumulated Value to 1) the Declared Interest Option, an account that provides a specified rate of interest, and/or 2) Subaccounts of Modern Woodmen of America Variable Annuity Account (the "Account"), each of which invests in one of the following Investment Options:

                           [to be filed by amendment]

The accompanying prospectus for each Investment Option describes the investment objectives and attendant risks of each Investment Option. If you allocate premiums to the Subaccounts, the amount of the Certificate's Accumulated Value prior to the Retirement Date will vary to reflect the investment performance of the Investment Options you select.

Please note that the Certificates and Investment Options are not bank deposits, are not federally insured, are not guaranteed to achieve their goals and are subject to risks, including loss of the amount invested.

You may find additional information about your Certificate and the Account in the Statement of Additional Information, dated the same as this Prospectus. To obtain a copy of this document, please contact us at the address or phone number shown on the cover of this Prospectus. The Statement of Additional Information
(SAI) has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference into this Prospectus, and other information filed electronically with the SEC.

Please read this Prospectus carefully and retain it for future reference. A prospectus for each Investment Option must accompany this Prospectus and you should read it in conjunction with this Prospectus.

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES
        OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   Issued By
                           Modern Woodmen of America

               Home Office:                  Variable Product Administrative Center:
             1701 1st Avenue                               PO Box 9284
       Rock Island, Illinois 61201                    Des Moines, Iowa 50306

--------------------------------------------------------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                 PAGE
                                                              -----------
DEFINITIONS.................................................            3
EXPENSE TABLES..............................................            5
SUMMARY OF THE CERTIFICATE..................................            9
THE SOCIETY, ACCOUNT AND INVESTMENT OPTIONS.................           11
      Modern Woodmen of America.............................           11
      Modern Woodmen of America Variable Annuity Account....           11
      Investment Options....................................           11
      Addition, Deletion or Substitution of Investments.....           12
DESCRIPTION OF ANNUITY CERTIFICATE..........................           13
      Issuance of a Certificate.............................           13
      Premiums..............................................           13
      Free-Look Period......................................           14
      Allocation of Premiums................................           14
      Variable Accumulated Value............................           14
      Transfer Privilege....................................           15
      Partial Withdrawals and Surrenders....................           16
      Special Transfer and Withdrawal Options...............           17
      Death Benefit Before the Retirement Date..............           18
      Proceeds on the Retirement Date.......................           20
      Payments..............................................           20
      Modification..........................................           21
      Reports to Certificate Holders........................           21
      Inquiries.............................................           21
THE DECLARED INTEREST OPTION................................           21
      Minimum Guaranteed and Current Interest Rates.........           22
      Transfers From Declared Interest Option...............           22
      Payment Deferral......................................           23
CHARGES AND DEDUCTIONS......................................           23
      Surrender Charge (Contingent Deferred Sales Charge)...           23
      Annual Administrative Charge..........................           24
      Transfer Processing Fee...............................           24
      Mortality and Expense Risk Charge.....................           24
      Investment Option Expenses............................           24
      Taxes.................................................           24
SETTLEMENT OPTIONS..........................................           25
      Description of Settlement Options.....................           25
      Election of Settlement Options and Annuity Payments...           26
YIELDS AND TOTAL RETURNS....................................           29
FEDERAL TAX MATTERS.........................................           30
      Introduction..........................................           30
      Tax Status of the Certificate.........................           31
      Taxation of Annuities.................................           32
      Transfers, Assignments or Exchanges of a
       Certificate..........................................           34
      Withholding...........................................           34
      Multiple Certificates.................................           34

                                                                 PAGE
                                                              -----------
      Taxation of Qualified Plans...........................           35
      Possible Charge for the Society's Taxes...............           37
      Other Tax Consequences................................           37
DISTRIBUTION OF THE CERTIFICATES............................           37
LEGAL PROCEEDINGS...........................................           38
VOTING RIGHTS...............................................           38
FINANCIAL STATEMENTS........................................           39
CALCULATING VARIABLE ANNUITY PAYMENTS.......................   Appendix A
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS.......      SAI-TOC

           The Certificate may not be available in all jurisdictions.

This Prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made.

--------------------------------------------------------------------------------

DEFINITIONS
--------------------------------------------------------------------------------

ACCOUNT: Modern Woodmen of America Variable Annuity Account.

ACCUMULATED VALUE: The total amount invested under the Certificate, which is the sum of the values of the Certificate in each Subaccount of the Account plus the value of the Certificate in the Declared Interest Option.

ADMINISTRATIVE CENTER: The Society's administrative office at 5400 University Avenue, West Des Moines, Iowa 50266, or PO Box 9284, Des Moines, Iowa 50306.

ANNUITANT: The person whose life determines the annuity benefits payable under the Certificate and whose death determines the death benefit.

BENEFICIARY: The person (or persons) to whom the Society pays the proceeds on the death of the Annuitant.

BUSINESS DAY: Each day that the New York Stock Exchange is open for trading, except: (1) any period when the Securities and Exchange Commission determines that an emergency exists which makes it impracticable for a Fund to dispose of its securities or to fairly determine the value of its net assets; or (2) such other periods as the Securities and Exchange Commission may permit for the protection of security holders of a Fund.

CERTIFICATE: The individual flexible premium deferred variable annuity certificate we offer and describe in this Prospectus, which term includes the basic certificate, the certificate application, any supplemental applications, any endorsements or additional benefit riders or agreements, and the Articles of Incorporation and By-Laws of the Society which are in force on the Issue Date.

CERTIFICATE ANNIVERSARY: The same date in each Certificate Year as the Issue
Date.

CERTIFICATE HOLDER: The person who controls the Certificate and who is entitled to exercise all rights and privileges provided in the Certificate.

CERTIFICATE YEAR: A twelve-month period beginning on the Issue Date or on a Certificate Anniversary.

THE CODE: The Internal Revenue Code of 1986, as amended.

DECLARED INTEREST OPTION: An allocation option under the Certificate funded by the Society's General Account. It is not part of, nor dependent upon, the investment performance of the Account.

DUE PROOF OF DEATH: Satisfactory documentation provided to the Society verifying proof of death. This documentation may include the following:

    (a) a certified copy of the death certificate;

    (b) a certified copy of a court decree reciting a finding of death; or

    (c) any other proof satisfactory to the Society.

FUND: An open-end, diversified management investment company in which the Account invests.

GENERAL ACCOUNT: The assets of the Society other than those allocated to the Account or any other separate account of the Society.

INVESTMENT OPTION: A separate investment portfolio of a Fund.

ISSUE DATE: The date on which the Society receives a properly completed application and an initial premium at the Administrative Center. It is the date set forth on the data page of the Certificate which the Society uses to determine Certificate Years and Certificate Anniversaries.

NET ACCUMULATED VALUE: The Accumulated Value less any applicable Surrender
Charge.

NON-QUALIFIED CERTIFICATE: A Certificate that is not a Qualified Certificate.

QUALIFIED CERTIFICATE: A Certificate the Society issues in connection with plans that qualify for special federal income tax treatment under Sections 401(a), 403(a), 403(b), 408 or 408A of the Code. These plans already provide tax deferral so you should consider purchasing a Certificate based on its other features and benefits.

RETIREMENT DATE: The date when the Society applies the Accumulated Value under a settlement option, if the Annuitant is still living.

SEC: The U.S. Securities and Exchange Commission.

THE SOCIETY ("WE", "US" OR "OUR"): Modern Woodmen of America, a fraternal benefit society.

SUBACCOUNT: A subdivision of the Account which invests its assets in a corresponding Investment Option.

VALUATION PERIOD: The period that starts at the close of business (3:00 p.m. central time) on one Business Day and ends at the close of business on the next succeeding Business Day.

WRITTEN NOTICE: A written request or notice signed by the Certificate Holder in a form satisfactory to the Society which the Society receives at the Administrative Center.

--------------------------------------------------------------------------------

EXPENSE TABLES
--------------------------------------------------------------------------------

    The following expense information assumes that the entire Accumulated Value is variable accumulated value.

OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Premiums                              None

Surrender Charge (Contingent Deferred Sales Charge) as a percentage of Accumulated Value surrendered:

CERTIFICATE YEAR*          SURRENDER CHARGE
1                                 8%
2                                 7
3                                 6
4                                 5
5                                 4
6                                 3
7                                 2
8                                 1
9 and after                       0

    * In each Certificate Year after the first Certificate Year, you may withdraw a maximum of 10% of the Accumulated Value as of the most recent Certificate Anniversary without incurring a surrender charge. The amount that you may withdraw without incurring a surrender charge is not cumulative from Certificate Year to Certificate Year.

       Under certain circumstances, a Surrender Charge may apply on the Retirement Date. (See "CHARGES AND DEDUCTIONS -- Surrender Charge (Contingent Deferred Sales Charge) -- SURRENDER CHARGE AT THE RETIREMENT DATE.")

Transfer Processing Fee                                       None*

    * Fees are waived for the first twelve transfers during a Certificate Year, although the Society may charge $25 for each subsequent transfer during the Certificate Year.

Annual Administrative Charge                                  $ 30
Annual Account Expenses (as a percentage of average net
  assets)
  Mortality and Expense Risk Charge                           1.40%
  Other Account Expenses                                      None
  Total Account Expenses                                      1.40%

ANNUAL INVESTMENT OPTION EXPENSES (as a percentage of average net assets after waivers or reimbursements)

                                                          ADVISORY      OTHER          TOTAL
INVESTMENT OPTION                                           FEE        EXPENSES       EXPENSES

[TABLE TO BE COMPLETED AND FILED BY AMENDMENT.]

The above tables are intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. The tables reflect the expenses for the Account based on the actual expenses for each Investment Option for the 2000 fiscal year. For a more complete description of the various costs and expenses see "CHARGES AND DEDUCTIONS" and the prospectus for each Investment Option which accompanies this Prospectus. We do not independently verify the information provided in the accompanying prospectuses.

  EXAMPLES: You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

1. If you surrender or annuitize the Certificate at the end of the applicable time period:

SUBACCOUNT                                                    1 YEAR     3 YEARS

[TABLE TO BE COMPLETED AND FILED BY AMENDMENT.]

2. If you do not surrender or annuitize the Certificate at the end of the applicable time period:

SUBACCOUNT                                                    1 YEAR     3 YEARS

[TABLE TO BE COMPLETED AND FILED BY AMENDMENT.]

Expenses assume that current fee waivers and expense reimbursement arrangements for the Funds continue for the periods shown.

The examples provided above assume that no transfer charges or premium taxes have been assessed. The examples also assume that the annual administrative charge is $30 and that the Accumulated Value per Certificate is $10,000, which translates the administrative charge into an assumed .30% charge for the purposes of the examples.

Please do not consider the examples a representation of past or future expenses. The assumed 5% annual rate of return is hypothetical and is not a representation of past or future annual returns, which may be greater or less than this assumed rate.

--------------------------------------------------------------------------------

SUMMARY OF THE CERTIFICATE
--------------------------------------------------------------------------------

  ISSUANCE OF A CERTIFICATE. The Certificate is an individual flexible premium deferred variable annuity certificate with a maximum issue age of 85 for Annuitants (see "DESCRIPTION OF ANNUITY CERTIFICATE--Issuance of a Certificate"). See "DISTRIBUTION OF THE CERTIFICATES" for information on compensation of persons selling the Certificates. The Certificates are:

    - "flexible premium" because you do not have to pay premiums according to a fixed schedule, and

    - "variable" because, to the extent Accumulated Value is attributable to the Account, Accumulated Value will increase and decrease based on the investment performance of the Investment Options corresponding to the Subaccounts to which you allocate your premiums.

  FREE-LOOK PERIOD. You have the right to return the Certificate within 30 days after you receive it (see "DESCRIPTION OF ANNUITY CERTIFICATE--Free-Look Period"). If you return the Certificate, it will become void and you will receive either the greater of:

    -   premiums paid, or

    - the Accumulated Value on the date the Society receives the returned Certificate at the Administrative Center, plus administrative charges and any other charges deducted from the Account.

  PREMIUMS. The minimum initial premium amount the Society accepts is $1,000. You may make subsequent premium payments (minimum $50 each) at any time. (See "DESCRIPTION OF ANNUITY CERTIFICATE--Premiums.")

  ALLOCATION OF PREMIUMS. You can allocate premiums to one or more Subaccounts, the Declared Interest Option, or both (see "DESCRIPTION OF ANNUITY CERTIFICATE--Allocation of Premiums").

    - The Society will allocate the initial premium to the Money Market Subaccount for 10 days from the Issue Date.

    - At the end of that period, the Society will allocate those monies among the Subaccounts and the Declared Interest Option according to the instructions in your application.

  TRANSFERS. You may transfer monies in a Subaccount or the Declared Interest Option to another Subaccount or the Declared Interest Option on or before the Retirement Date (see "DESCRIPTION OF ANNUITY CERTIFICATE--Transfer Privilege").

    - The mimimum amount of each transfer is $100 or the entire amount in the Subaccount or Declared Interest Option, if less.

    - Transfers out of the Declared Interest Option may be for no more than 25% of the Accumulated Value in that option.

    - The Society waives fees for the first twelve transfers during a Certificate Year.

    - The Society may assess a transfer processing fee of $25 for the 13th and each subsequent transfer during a Certificate Year.

  PARTIAL WITHDRAWAL. You may withdraw part of the Accumulated Value upon written notice at any time before the Retirement Date (see "DESCRIPTION OF ANNUITY CERTIFICATE--Partial Withdrawals and Surrenders--PARTIAL WITHDRAWALS"). Certain partial withdrawals may be subject to a surrender charge (see "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--CHARGE FOR PARTIAL WITHDRAWAL OR SURRENDER"). A Partial Withdrawal may have tax consequences and may be restricted under certain Qualified Certificates. (See "FEDERAL TAX MATTERS.")

  SURRENDER. You may surrender your Certificate upon written notice on or before the Retirement Date (see "DESCRIPTION OF ANNUITY CERTIFICATE--Partial Withdrawals and Surrenders--SURRENDER"). A Surrender may have tax consequences. (See "FEDERAL TAX MATTERS.")

  DEATH BENEFIT. We will pay a death benefit once we receive due proof of the Annuitant's death before the Retirement Date. If the Annuitant's age on the Issue Date was less than 76, the death benefit equals the greatest of:

    (1) the sum of premiums paid, less the sum of all partial withdrawal reductions (including applicable surrender charges);

    (2)  the Accumulated Value; or

    (3)  the Performance Enhanced Death Benefit (PEDB) amount.

  If the Annuitant's age on the Issue Date was 76 or older, the death benefit equals the greater of (1) and (2) above.

  See "DESCRIPTION OF ANNUITY CERTIFICATE--Death Benefit Before the Retirement Date" for descriptions of the Performance Enhanced Death Benefit and partial withdrawal reductions.

CHARGES AND DEDUCTIONS

  Your Certificate will be assessed the following charges and deductions:

  SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE). We apply a charge if you make a partial withdrawal from or surrender your Certificate during the first eight Certificate Years (see "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--CHARGE FOR PARTIAL WITHDRAWAL OR SURRENDER").

        CERTIFICATE YEAR        CHARGE
        1                         8%
        2                         7
        3                         6
        4                         5
        5                         4
        6                         3
        7                         2
        8                         1
        9 and after               0

  In each Certificate Year after the first Certificate Year, you may withdraw a maximum of 10% of the Accumulated Value as of the most recent Certificate Anniversary without incurring a surrender charge. (See "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--AMOUNTS NOT SUBJECT TO SURRENDER CHARGE.")

  We reserve the right to waive the Surrender Charge as provided in the Certificate. (See "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--WAIVER OF SURRENDER CHARGE.")

  ANNUAL ADMINISTRATIVE CHARGE. We deduct an annual administrative charge of $30 on the Issue Date and on each Certificate Anniversary prior to the Retirement Date (see "CHARGES AND DEDUCTIONS--Annual Administrative Charge"). We currently waive this charge:

    -   with an initial premium payment of $50,000 or greater, or

    - if you have a Net Accumulated Value of $50,000 or greater on your Certificate Anniversary.

  We may terminate this waiver at any time.

  MORTALITY AND EXPENSE RISK CHARGE. We apply a daily mortality and expense risk charge, calculated at an annual rate of 1.40% (approximately 1.01% for mortality risk and 0.39% for expense risk) (see "CHARGES AND
  DEDUCTIONS--Mortality and Expense Risk Charge").

  INVESTMENT OPTION EXPENSES. The assets of the Account will reflect the investment advisory fee and other operating expenses incurred by each Investment Option. The table on page 6 titled "Annual Investment Option Expenses" lists these fees.

ANNUITY PROVISIONS

  On your Retirement Date, you may choose to have the Net Accumulated Value distributed to you as follows:

    -   under a settlement option, or

    -   in a lump sum (see "SETTLEMENT OPTIONS").

FEDERAL TAX MATTERS

  The Certificate's earnings are generally not taxed until you take a distribution. If you are under age 59 1/2 when you take a distribution, the earnings may also be subject to a penalty tax. Different tax consequences apply to distributions from Qualified Certificates. (See "FEDERAL TAX MATTERS.")

--------------------------------------------------------------------------------

THE SOCIETY, ACCOUNT AND INVESTMENT OPTIONS
--------------------------------------------------------------------------------

MODERN WOODMEN OF AMERICA

    The Society was incorporated on May 5, 1884 as a fraternal benefit society in the State of Illinois and is principally engaged in the offering of life insurance and annuity certificates to its members and their beneficiaries. We are admitted to do business in 47 states and the District of Columbia:
    Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin and Wyoming.

    It is the Society's objective and purpose to bring together persons of exemplary habits and good moral character into a fraternal benefit society and to provide social, intellectual, moral and physical improvement of its members; to promote fraternal relationships and foster acts of fraternity, charity and benevolence by and among its members; to provide opportunities for service to others and community; to encourage and strengthen the concept of the conventional and traditional family unit and to assist its members in living in harmony with their environment.
--------------------------------------------------------------------------------

MODERN WOODMEN OF AMERICA VARIABLE ANNUITY ACCOUNT

    On March 30, 2001, we established the Account pursuant to the laws of the State of Illinois. The Account:

        -   will receive and invest premiums paid to it under the Certificate;

        - will receive and invest premiums for other variable annuity certificates we issue;

        - is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Account, us or the Funds.

    We own the Account's assets. However, we cannot charge the Account with liabilities arising out of any other business we may conduct. The Account's assets are available to cover the general liabilities of the Society only to the extent that the Account's assets exceed its liabilities. We may transfer assets which exceed these reserves and liabilities to our General Account. All obligations arising under the Certificates are general corporate obligations of the Society.
--------------------------------------------------------------------------------

INVESTMENT OPTIONS

    There are currently 37 Subaccounts available under the Account, each of which invests exclusively in shares of a single corresponding Investment Option. Each of the Investment Options was formed as an investment vehicle for insurance company separate accounts. Each Investment Option has its own investment objectives and separately determines the income and losses for that Investment Option. While you may be invested in up to sixteen Investment Options at any one time, including the Declared Interest Option, each premium payment you submit may be directed to a maximum of 10 Investment Options, including the Declared Interest Option.

    The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other portfolios that the same investment adviser, investment sub-adviser or manager may manage. The investment results of the Investment Options, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Investment Options will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser, investment sub-adviser or manager.

    We have summarized below the investment objectives and policies of each Investment Option. There is no assurance that any Investment Option will achieve its stated objectives. You should also read the prospectus for each Investment Option, which must accompany or precede this Prospectus, for more detailed information, including a description of risks and expenses.

    [INVESTMENT OPTIONS TO BE FILED BY AMENDMENT]

    The Funds currently sell shares: (a) to the Account as well as to separate accounts of insurance companies that are not affiliated with the Society; and (b) to separate accounts to serve as the underlying investment for both variable insurance policies and variable annuity contracts. We currently do not foresee any disadvantages to Certificate Holders arising from the sale of shares to support variable annuity contracts and variable life insurance policies, or from shares being sold to separate accounts of insurance companies that are not affiliated with the Society. However, we will monitor events in order to identify any material irreconcilable conflicts that might possibly arise. In that event, we would determine what action, if any, should be taken in response to the conflict. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects Certificate Holders, we will take appropriate action on our own, which may include withdrawing the Account's investment in that Fund. (See the Fund prospectuses for more detail.)

    We may receive different amounts of compensation from an affiliate(s) of one or more of the Funds based upon an annual percentage of the average assets we hold in the Investment Options. These amounts are intended to compensate us for administrative and other services we provide to the Funds and/or affiliate(s).

    Each Fund is registered with the SEC as an open-end, diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the SEC.
--------------------------------------------------------------------------------

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares that are held in the Account or that the Account may purchase. We reserve the right to eliminate the shares of any Investment Option and to substitute any shares of another Investment Option. We also may substitute shares of funds with fees and expenses that are different from the Funds. We will not substitute any shares attributable to your interest in a Subaccount without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

    We also reserve the right to establish additional subaccounts of the Account, each of which would invest in a new Investment Option, or in shares of another investment company with a specified investment objective. We may limit the availability of any new Investment Option to certain classes of purchasers. We may establish new subaccounts when, in our sole discretion, marketing needs or investment conditions warrant, and we will make any new subaccounts available to existing Certificate Holders on a basis we determine. We may also eliminate one or more Subaccounts if, in our sole discretion, marketing, tax, regulatory requirements or investment conditions warrant.

    In the event of any such substitution, deletion or change, we may make appropriate changes in this and other certificates to reflect such substitution, deletion or change. If you allocated all or a portion of your premiums to any of the current Subaccounts that are being substituted for or deleted, you may surrender the portion of the Accumulated Value funded by such Subaccount without paying the associated Surrender Charge. You may also transfer the portion of the Accumulated Value affected without paying a transfer charge.

    If we deem it to be in the best interest of persons having voting rights with regard to the Subaccounts under the Certificates, we may:

        - operate the Account as a management investment company under the 1940 Act,

        - deregister the Account under that Act in the event such registration is no longer required, or

        -   combine the Account with our other separate accounts.

    In addition, we may, when permitted by law, restrict or eliminate these voting rights under the Certificate.

--------------------------------------------------------------------------------

DESCRIPTION OF ANNUITY CERTIFICATE
--------------------------------------------------------------------------------

ISSUANCE OF A CERTIFICATE

    You must complete an application in order to purchase a Certificate, which can be obtained through a licensed representative of the Society, who is also a registered representative of MWA Financial Services, Inc. ("MWAFS"), a broker-dealer having a selling agreement with MWAFS or a broker-dealer having a selling agreement with such broker-dealer. Your Issue Date will be the date the properly completed application and the initial premium is received at our Administrative Center. See "DESCRIPTION OF ANNUITY CERTIFICATE--Allocation of Premiums" for our procedures upon receipt of an incomplete application. (If this date is the 29th, 30th or 31st of any month, the Issue Date will be the 28th of such month.) The Society sells Qualified Certificates for retirement plans that qualify for special federal tax treatment under the Code, and also sells Non-Qualified Certificates. We apply a maximum issue age of 85 for Annuitants.

    The Annuitant is the owner and person having control of the Certificate, unless another owner is named. During the Annuitant's lifetime, the person having control of the Certificate may exercise all of the rights and receive all of the benefits provided by the Certificate without the consent of any other person.

    If the issue age specified on the Certificate data page is 15 or less, the applicant for the Certificate, or the applicant's duly appointed successor, shall have control of the Certificate but may not assign it. During the period after the Annuitant attains age 16 and before the Annuitant attains age 21, control of the Certificate will pass to the Annuitant: (a) upon the death of such applicant; or (b) upon receipt of a written request by such applicant in a form satisfactory to the Society. When the Annuitant attains age 21, control of the Certificate shall automatically pass to the Annuitant.
--------------------------------------------------------------------------------

PREMIUMS

    The minimum initial premium amount the Society will accept is $1,000. You may make mimimum subsequent premium payments of $50 at any time during the Annuitant's lifetime and before the Retirement Date.

    You may select to receive premium reminder notices based on annual, semi-annual or quarterly payments. You may change the amount of the premium and frequency of the notice at any time. Also, under the Automatic Payment Plan, you can select a monthly payment schedule for premium payments to be automatically deducted from a bank account or other source. Your Certificate will not necessarily lapse even if additional premiums are not paid.

--------------------------------------------------------------------------------

FREE-LOOK PERIOD

    We provide for an initial "free-look" period during which time you have the right to return the Certificate within 30 days after you receive it. If you return the Certificate, it will become void and you will receive the greater of:

        -   premiums paid, or

        - the Accumulated Value on the date we receive the returned Certificate at the Administrative Center, plus administrative charges and any other charges deducted from the Account.
--------------------------------------------------------------------------------

ALLOCATION OF PREMIUMS

    Upon receipt at our Administrative Center of your properly completed Certificate application and initial premium payment, we will allocate the initial premium to the Money Market Subaccount. If your application is not properly completed, we reserve the right to retain your initial premium for up to five business days while we attempt to complete the application. At the end of this 5-day period, if the application is not complete, we will inform you of the reason for the delay and we will return the initial premium immediately, unless you specifically provide us your consent to retain the premium until the application is complete.

    You can allocate premiums paid to one or more Subaccounts, the Declared Interest Option, or both. Each allocation must be in whole percentages for a minimum of 10% of your premium payment.

        - Notwithstanding your allocation instructions, we will allocate the initial premium to the Money Market Subaccount for 10 days from the Issue Date. We also will allocate any additional premiums received during this 10-day period to the Money Market Subaccount.

        - At the end of that period, we will allocate those monies among the Subaccounts and the Declared Interest Option according to the instructions in your application.

        - We will allocate subsequent premiums in the same manner at the end of the valuation period when we receive them at our Administrative Center, unless the allocation percentages are changed.

        - You may change your allocation instructions at any time by sending written notice to the Administrative Center. If you change your allocation percentages, we will allocate subsequent premium payments in accordance with the allocation instructions in effect. Changing your allocation instructions will not alter the allocation of your existing Accumulated Values among the Subaccounts or the Declared Interest Option.

        - You may, however, direct individual payments to a specific Subaccount, the Declared Interest Option, or any combination thereof, without changing the existing allocation instructions.

    Because the Accumulated Values in each Subaccount will vary with that Subaccount's investment performance, you bear the entire investment risk for amounts allocated to the Subaccount. You should periodically review your premium allocation schedule in light of market conditions and your overall financial objectives.
--------------------------------------------------------------------------------

VARIABLE ACCUMULATED VALUE

    The variable accumulated value of your Certificate will reflect the investment performance of your selected Subaccounts, any premiums paid, surrenders or partial withdrawals, transfers and charges assessed. The Society does not guarantee a minimum variable accumulated value, and, because your Certificate's variable accumulated value on any future date depends upon a number of variables, it cannot be predetermined.

    CALCULATION OF VARIABLE ACCUMULATED VALUE. Your Certificate's variable accumulated value is determined at the end of each valuation period and is the aggregate of the values in each of the Subaccounts under your Certificate. These values are determined by multiplying each Subaccount's unit value by the number of units allocated to that Subaccount.

    DETERMINATION OF NUMBER OF UNITS. The amounts allocated to your selected Subaccounts are converted into Subaccount units. The number of units credited to each Subacount in your Certificate is calculated at the end of the valuation period by dividing the dollar amount allocated by the unit value for that Subaccount. At the end of the valuation period, we will increase the number of units in each Subaccount by:

        -   any premiums paid, and

        - any amounts transferred from another Subaccount or the Declared Interest Option.

    We will decrease the number of units in each Subaccount by:

        -   any amounts withdrawn,

        -   applicable charges assessed, and

        - any amounts transferred to another Subaccount or the Declared Interest Option.

    DETERMINATION OF UNIT VALUE. We have set the unit value for each Subaccount's first valuation period at $10. We calculate the unit value for a Subaccount for each subsequent valuation period by dividing (a) by
    (b) where:

          (a) is the net result of:

                  1. the value of the net assets in the Subaccount at the end of the preceding valuation period; plus

                  2. the investment income and capital gains, realized or unrealized, credited to the Subaccount during the current valuation period; minus

                  3. the capital losses, realized or unrealized, charged against the Subaccount during the current valuation period; minus

                  4. any amount charged for taxes or any amount set aside during the valuation period as a provision for taxes attributable to the operation or maintenance of the Subaccount; minus

                  5. the daily amount charged for mortality and expense risks for each day of the current valuation period.

          (b) is the number of units outstanding at the end of the preceding valuation period.
--------------------------------------------------------------------------------

TRANSFER PRIVILEGE

    You may transfer monies in a Subaccount or the Declared Interest Option to another Subaccount or the Declared Interest Option on or before the Retirement Date. We will process all transfers based on the net asset value next determined after we receive your signed written request at the Administrative Center.

        - The minimum amount of each transfer is $100 or the entire amount in that Subaccount or Declared Interest Option, if less.

        - Transfers out of the Declared Interest Option must be for no more than 25% of the Accumulated Value in that option.

        - If a transfer would reduce the Accumulated Value in the Declared Interest Option below $1,000, you may transfer the entire amount in that option.

        - The Society waives fees for the first twelve transfers during a Certificate Year.

        - The Society may assess a transfer processing fee of $25 for the 13th and each subsequent transfer during a Certificate Year.

        - We allow an unlimited number of transfers among or between the Subaccounts or the Declared Interest Option. (See "DECLARED INTEREST OPTION--Transfers from Declared Interest Option.")

    All transfer requests received in a valuation period will be considered to be one transfer, regardless of the Subaccounts or Declared Interest Option affected. We will deduct the transfer processing fee on a pro-rata basis from the Subaccounts or Declared Interest Option to which the transfer is made unless it is paid in cash.

    You may also transfer monies via telephone request if you selected this option on your initial application or have provided us with proper authorization. Call 1-877-249-3692 to make a telephone transfer. We reserve the right to suspend telephone transfer privileges at any time.

    We will employ reasonable procedures to confirm that telephone instructions are genuine. We are not liable for any loss, damage or expense from complying with telephone instructions we reasonably believe to be authentic.
--------------------------------------------------------------------------------

PARTIAL WITHDRAWALS AND SURRENDERS

    PARTIAL WITHDRAWALS. You may withdraw part of the Accumulated Value upon written notice at any time before the Retirement Date.

        -   The minimum amount which you may partially withdraw is $500.

        - If your partial withdrawal reduces your Accumulated Value to $2,000 or less, it may be treated as a full surrender of the Certificate.

    We will process your partial withdrawal based on the net asset value next determined after we receive your written request at the Administrative Center. In each Certificate Year after the first Certificate Year, you may withdraw a maximum of 10% of the Accumulated Value as of the most recent Certificate Anniversary without incurring a surrender charge. Any applicable surrender charge will be deducted from your Accumulated Value. (See "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge.")

    You may specify the amount of the partial withdrawal to be made from selected Subaccounts or the Declared Interest Option. If you do not so specify, or if the amount in the designated Subaccount(s) or Declared Interest Option is insufficient to comply with your request, we will make the partial withdrawal from each Subaccount or the Declared Interest Option based on the proportion that these values bear to the total Accumulated Value on the date we receive your request at the Administrative Center.

    SURRENDER. You may surrender your Certificate upon written notice on or before the Retirement Date. We will determine your Net Accumulated Value based on the net asset value next determined after we receive your written request and your Certificate at the Administrative Center. You may choose to have the Net Accumulated Value distributed to you as follows:

        -   under a settlement option, or

        -   in a lump sum.

    SURRENDER AND PARTIAL WITHDRAWAL RESTRICTIONS. Your right to make partial withdrawals and surrenders is subject to any restrictions imposed by applicable law or employee benefit plan. You may realize adverse federal income tax consequences, including a penalty tax, upon utilization of these features. (See "FEDERAL TAX MATTERS--Taxation of Annuities" and "--Taxation of Qualified Certificates.")

--------------------------------------------------------------------------------

SPECIAL TRANSFER AND WITHDRAWAL OPTIONS

    You may elect the following options on your initial application or at a later date by completing the applicable Request Form and returning it to the Administrative Center. The options selected will remain in effect until we receive a written termination request from you at the Administrative Center. The use of Automatic Rebalancing or Dollar Cost Averaging does not guarantee profits, nor protect you against losses.

    AUTOMATIC REBALANCING. We offer an asset rebalancing program under which we will automatically transfer amounts annually to maintain a particular percentage allocation among the Subaccounts and the Declared Interest Option. The asset rebalancing program automatically reallocates the Accumulated Value in the Subaccounts and the Declared Interest Option at the end of each Certificate Year to match your Certificate's then-effective premium allocation instructions. The asset rebalancing program will transfer Accumulated Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value (or not increased as much). The asset rebalancing program does not guarantee gains, nor does it assure that any Subaccount will not have losses.

        - The maximum number of Investment Options which you may select at any one time is ten, including the Declared Interest Option.

        - Rebalancing will occur on the fifth Business Day of the month following your Certificate Anniversary.

        - This feature is free and is not considered in the twelve free transfers during a Certificate Year.

        - This feature cannot be utilized in combination with Dollar Cost Averaging.

    DOLLAR COST AVERAGING. You may elect to participate in a dollar cost averaging program. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the Subaccounts or Declared Interest Option over a period of time. This allows you to potentially reduce the risk of investing most of your premium into the Subaccounts at a time when prices are high. We do not assure the success of this strategy. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

    To participate in dollar cost averaging, you must place at least $5,000 in a "source account" (either the Declared Interest Option or the Money Market Subaccount). There can be only one source account. Each month, we will automatically transfer equal amounts from the source account to your designated "target accounts."

        -   The minimum amount of each transfer is $100.

        - The maximum number of Investment Options which you may select at any one time is ten, including the Declared Interest Option.

        - You select the date to implement this program which will occur on the same date each month, or on the next Business Day.

        - We will terminate this option when monies in the source account are inadequate.

        - Transfers due to this feature are counted towards the twelve free transfers during a Certificate Year. All transfers made on the same date count as one transfer.

        - This feature is free and cannot be utilized in combination with Automatic Rebalancing or Systematic Withdrawals.

    SYSTEMATIC WITHDRAWALS. You may elect to receive automatic partial withdrawals.

        - You specify the amount of the partial withdrawals to be made from selected Subaccounts or the Declared Interest Option.

        - You specify the allocation of the withdrawals among the Subaccounts and Declared Interest Option, and the frequency (monthly, quarterly, semi-annually or annually).

        -   The minimum amount which you may withdraw is $500.

        - The maximum amount which you may withdraw is that which would leave the remaining Accumulated Value equal to or less than $2,000.

        - After the first Certificate Year, you may annually withdraw a maximum of 10% of Accumulated Value without incurring a Surrender Charge.

        - Distributions will take place on the same date each month as the Issue Date, or on the next Business Day.

        - You may change the amount and frequency upon written request to the Administrative Center.

        - This feature cannot be utilized in combination with Dollar Cost Averaging.

    We may terminate these privileges at any time.
--------------------------------------------------------------------------------

DEATH BENEFIT BEFORE THE RETIREMENT DATE

    DEATH OF CERTIFICATE HOLDER. If a Certificate Holder who is the Annuitant dies prior to the Retirement Date, we will pay the death benefit to the Beneficiary in one sum within five years of the deceased Certificate Holder's death. If a Certificate Holder who is not the Annuitant dies before the Retirement Date, then any surviving Certificate Holder will become the new Certificate Holder. If there is no surviving Certificate Holder, then ownership of the Certificate passes to the deceased Certificate Holder's estate.

    The surviving Certificate Holder or new Certificate Holder are afforded the following options:

             1. If the sole surviving Certificate Holder or the sole new Certificate Holder is the spouse of the deceased Certificate Holder, he or she may elect, within 60 days after we receive due proof of death, to continue the Certificate as the new Certificate Holder.

             2. If the surviving Certificate Holder or the new Certificate Holder is not the spouse of the deceased Certificate Holder:

                  (a) he or she may elect to receive the Net Accumulated Value in a single sum within 5 years of the deceased Certificate Holder's death, or

                  (b) he or she may elect to receive the Net Accumulated Value paid out under one of the annuity settlement options, with payments beginning within one year after the date of the deceased Certificate Holder's death and with payments being made over the lifetime of the Certificate Holder, or over a period that does not exceed the life expectancy of the Certificate Holder.

    Under either of these options, surviving Certificate Holders or new Certificate Holders may exercise all rights and privileges from the date of the deceased Certificate Holder's death until the date that the Net Accumulated Value is paid.

    Other rules may apply to a Qualified Certificate.

    DEATH OF AN ANNUITANT. If the Annuitant dies before the Retirement Date, we will pay the death benefit under the Certificate to the Beneficiary. If there is no surviving Beneficiary, we will pay the death benefit pursuant to Section 21 of the Society's By-Laws. If the Annuitant's age on the Issue Date was less than 76, we will determine the death benefit as of the date we receive due proof of death and the death benefit will equal the greatest of:

        - the sum of the premiums paid, less the sum of all partial withdrawal reductions (defined below) (including applicable surrender charges);

        -   the Accumulated Value; or

        -   the Performance Enhanced Death Benefit (PEDB) amount.

    The PEDB amount is equal to zero on the Issue Date. The PEDB amount increases by the amount of each premium payment (including the initial premium), and decreases by the amount of any partial withdrawal reduction. We will calculate the PEDB amount: (1) on each Certificate Anniversary;
    (2) at the time you make any premium payment or partial withdrawal; and
    (3) on the Annuitant's date of death. The PEDB amount on each calculation date is equal to the greater of (a) the previous PEDB amount or (b) the Accumulated Value.

    We will continue to recalculate the PEDB amount until the Certificate Anniversary immediately prior to the Annuitant's 91st birthday. All subsequent PEDB amounts will be recalculated for additional premium payments or partial withdrawals only.

    If the Annuitant's age on the Issue Date was 76 or older, the death benefit will be determined as of the date we receive due proof of death and is equal to the greater of:

        - the sum of the premiums paid, less the sum of all partial withdrawal reductions (including applicable Surrender Charges), or

        -   the Accumulated Value.

    A partial withdrawal reduction is defined as (a) times (b) divided by (c) where:

          (a) is the death benefit immediately prior to withdrawal;

          (b) is the amount of the partial withdrawal (including applicable surrender charges); and

          (c) is the Accumulated Value immediately prior to withdrawal.

    We will pay the death benefit to the beneficiary in a lump sum unless the Certificate Holder or Beneficiary elects a settlement option. We do not pay a death benefit if the Annuitant dies after the Retirement Date.

    Other rules may apply to a Qualified Certificate.

    INCREMENTAL DEATH BENEFIT RIDER. The Incremental Death Benefit Rider provides a death benefit that is in addition to the death benefit payable under your Certificate. There is no charge for this rider. The rider is not in effect if the Annuitant's age on the Issue Date is 76 or over.

    If the Annuitant's age on the Issue Date is less than 76, the Incremental Death Benefit Rider, on the date we receive Due Proof of Death, will be equal to 40% of a) minus b), where:

             (a)   is the Accumulated Value; and

             (b) is the sum of all premium payments less the sum of all partial withdrawal reductions (described above).

    The Incremental Death Benefit cannot exceed 50% of (b) and will never be less than zero.

    This rider does not guarantee that any amounts under the rider will become payable at death. Market declines that result in the Accumulated Value being less than the premium payments received minus any partial withdrawal reductions will result in no Incremental Death Benefit being paid.

    The following example demonstrates how the Incremental Death Benefit works. It is based on HYPOTHETICAL values and is not reflective of past or future performance of the Investment Options in the Certificate.


               TOTAL       ACCUMULATED                               INCREMENTAL
DATE       PREMIUMS PAID      VALUE        GAIN     DEATH BENEFIT   DEATH BENEFIT
4/1/2002     $100,000       $100,000           $0     $100,000              $0
4/1/2022     $100,000       $450,000     $350,000     $450,000         $50,000

    If we receive Due Proof of Death on April 1, 2022, and there were no partial withdrawals made prior to the Annuitant's death, the Incremental Death Benefit will equal $50,000. This amount is determined by multiplying the gain in the Certificate ($350,000) by 40%, which is $140,000; however, because the Incremental Death Benefit cannot exceed 50% of the total premiums paid ($100,000), the Incremental Death Benefit in this example is $50,000.
--------------------------------------------------------------------------------

PROCEEDS ON THE RETIREMENT DATE

    You select the Retirement Date. For Non-Qualified Certificates, the Retirement Date may not be after the later of the Annuitant's age 70 or 10 years after the Issue Date. For Qualified Certificates, the retirement date must be no later than the annuitant's age 70 1/2 or such other date as meets the requirements of the Code.

    On the Retirement Date, we will apply the proceeds under a life income annuity settlement option with ten years guaranteed, unless you choose to have the proceeds paid under another option. (See "SETTLEMENT OPTIONS.") If you elect to receive a fixed or variable life contingent settlement option, then we will not assess a surrender charge. If you elect to receive fixed annuity payments under Option 2 (Income for a Fixed Period) or Option 4 (Income of a Fixed Amount), then we assess a surrender charge by adding the number of years for which payments will be made to the number of Certificate Years since your Certificate has been in force to determine what the charge will be. If a lump sum payment is chosen, we will pay the Net Accumulated Value on the Retirement Date.

    If you die before 120 payments have been received, we will make any remaining payments to the Beneficiary. There is no death benefit payable if the Annuitant dies after the Retirement Date.

    You may change the Retirement Date at any time before distribution payments begin, subject to these limitations:

        - we must receive a written notice at the Administrative Center at least 30 days before the current Retirement Date;

        - the requested Retirement Date must be a date that is at least 30 days after receipt of the written notice; and

        - the requested Retirement Date must be no later than any date required by law.
--------------------------------------------------------------------------------

PAYMENTS

    We will usually pay any surrender, partial withdrawal or death benefit within seven days of receipt of a written request at the Administrative Center. We also require any information or documentation necessary to process the request, and in the case of a death benefit, we must receive Due Proof of Death. We may postpone payments if:

        - the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC;

        - the SEC permits by an order the postponement for the protection of Certificate Holders; or

        - the SEC determines that an emergency exists that would make the disposal of securities held in the Account or the determination of the value of the Account's net assets not reasonably practicable.

    If you have submitted a recent check or draft, we have the right to delay payment until we are assured that the check or draft has been honored.

    We have the right to defer payment of any surrender, partial withdrawal or transfer from the Declared Interest Option for up to six months. If payment has not been made within 30 days after receipt of all required documentation, or such shorter period as necessitated by a particular jurisdiction, we will add interest at the rate of 3% (or a higher rate if required by a particular state) to the amount paid from the date all documentation was received.
--------------------------------------------------------------------------------

MODIFICATION

    You may modify your Certificate only if one of our officers agrees in writing to such modification.

    Upon notification to you, we may modify your Certificate if:

        - necessary to make your Certificate or the Account comply with any law or regulation issued by a governmental agency to which the Society is subject;

        - necessary to assure continued qualification of your Certificate under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts;

        -   necessary to reflect a change in the operation of the Account; or

        - the modification provides additional Subaccount and/or fixed accumulation options.

    We will make the appropriate endorsement to your Certificate in the event of most such modifications.
--------------------------------------------------------------------------------

REPORTS TO CERTIFICATE HOLDERS

    We will mail to you, at least annually, a report containing the Accumulated Value of your Certificate (reflecting each Subaccount and the Declared Interest Option), premiums paid, withdrawals taken and charges deducted since your last report, and any other information required by any applicable law or regulation.
--------------------------------------------------------------------------------

INQUIRIES

    You may contact the Society in writing at our Administrative Center if you have any questions regarding your Certificate.

--------------------------------------------------------------------------------

THE DECLARED INTEREST OPTION
--------------------------------------------------------------------------------

    You may allocate some or all of your premium payments, and transfer some or all of your Accumulated Value, to the Declared Interest Option, which is part of the General Account and pays interest at declared rates guaranteed for each Certificate Year (subject to a minimum guaranteed interest rate of 3%).

    IN COMPLIANCE WITH SPECIFIC STATE INSURANCE REGULATIONS, THE DECLARED INTEREST OPTION IS NOT AVAILABLE IN ALL STATES. A REGISTERED REPRESENTATIVE CAN PROVIDE INFORMATION ON THE AVAILABILITY OF THE DECLARED INTEREST OPTION.

    The Declared Interest Option has not been, and is not required to be, registered with the SEC under the Securities Act of 1933 (the "1933 Act"), and neither the Declared Interest Option nor the

    Society's General Account has been registered as an investment company under the 1940 Act. Therefore, neither the Society's General Account, the Declared Interest Option, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to these accounts, which are included in this Prospectus, are for your information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

    The portion of your Accumulated Value allocated to the Declared Interest Option (the "Declared Interest Option accumulated value") will be credited with rates of interest, as described below. Since the Declared Interest Option is part of the General Account, we assume the risk of investment gain or loss on this amount. All assets in the General Account are subject to the Society's general liabilities from business operations.

    IF THE SOCIETY'S RESERVES SHOULD BE IMPAIRED, TO THE EXTENT YOU HAVE ALLOCATED OR TRANSFERRED AMOUNTS TO THE DECLARED INTEREST OPTION, YOU MAY BE HELD RESPONSIBLE FOR A PORTION OF THE DEFICIENCY. IF YOU DO NOT SATISFY SUCH A DEFICIENCY, WE WILL APPLY THAT AMOUNT AS A DEBT AGAINST YOUR CERTIFICATE AND IT WILL ACCRUE INTEREST AT AN ANNUAL RATE OF 5%, OR YOU MAY CONSENT TO AN EQUIVALENT REDUCTION IN MEMBER BENEFITS.
--------------------------------------------------------------------------------

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

    The Declared Interest Option accumulated value is guaranteed to accumulate at a minimum effective annual interest rate of 3%. While we intend to credit the Declared Interest Option accumulated value with current rates in excess of the minimum guarantee, we are not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates, and any interest credited on your amounts in the Declared Interest Option in excess of the minimum guaranteed rate will be determined in the sole discretion of the Society. You, therefore, assume the risk that interest credited may not exceed the guaranteed rate.

    Occasionally, we establish new current interest rates for the Declared Interest Option. The rate applicable to your Certificate is the rate in effect on your most recent Certificate Anniversary. This rate will remain unchanged until your next Certificate Anniversary (i.e., for your entire Certificate Year). During each Certificate Year, your entire Declared Interest Option accumulated value (including amounts allocated or transferred to the Declared Interest Option during the year) is credited with the interest rate in effect for that period and becomes part of your Declared Interest Option accumulated value.

    We reserve the right to change the method of crediting interest, provided that such changes do not have the effect of reducing the guaranteed interest rate below 3% per annum, or shorten the period for which the current interest rate applies to less than a Certificate Year.

    CALCULATION OF DECLARED INTEREST OPTION ACCUMULATED VALUE. The Declared Interest Option accumulated value is equal to:

        - amounts allocated and transferred to the Declared Interest Option, plus

        -   interest credited, less

        -   amounts deducted, transferred or withdrawn.
--------------------------------------------------------------------------------

TRANSFERS FROM DECLARED INTEREST OPTION

    You may make an unlimited number of transfers from the Declared Interest Option to any or all of the Subaccounts in each Certificate Year. The amount you transfer may not exceed 25% of the Declared Interest Option accumulated value on the date of transfer. However, if the balance after the transfer is less than $1,000, you may transfer the entire amount.

--------------------------------------------------------------------------------

PAYMENT DEFERRAL

    We have the right to defer payment of any surrender, partial withdrawal or transfer from the Declared Interest Option for up to six months.

--------------------------------------------------------------------------------

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

    CHARGE FOR PARTIAL WITHDRAWAL OR SURRENDER. We apply a charge if you make a partial withdrawal from or surrender your Certificate during the first eight Certificate Years.

CERTIFICATE YEAR IN WHICH  CHARGE AS PERCENTAGE OF
    SURRENDER OCCURS         AMOUNT SURRENDERED
1                                      8%
2                                      7
3                                      6
4                                      5
5                                      4
6                                      3
7                                      2
8                                      1
9 and after                            0

    If surrender charges are not sufficient to cover sales expenses, the loss will be borne by the Society; conversely, if the amount of such charges proves more than enough, the Society will retain the excess. In no event will the total surrender charges assessed under a Certificate exceed 9% of the total premiums paid under that Certificate.

    If the Certificate is being surrendered, the surrender charge is deducted from the Accumulated Value in determining the Net Accumulated Value. For a partial withdrawal, the surrender charge may, at the election of the Certificate Holder, be deducted from the Accumulated Value remaining after the amount requested is withdrawn or be deducted from the amount of the withdrawal requested.

    AMOUNTS NOT SUBJECT TO SURRENDER CHARGE. In each Certificate Year after the first Certificate Year, you may annually withdraw a maximum of 10% of the Accumulated Value as of the most recent Certificate Anniversary without incurring a surrender charge. (This right is not cumulative from Certificate Year to Certificate Year.)

    SURRENDER CHARGE AT THE RETIREMENT DATE. We may assess a surrender charge against your Accumulated Value at the Retirement Date. We do not apply a surrender charge if you elect to receive a life contingent settlement option. If you select fixed annuity payments under settlement options 2 or 4, we assess a surrender charge by adding the number of years for which payments will be made to the number of Certificate Years since your Certificate inception and applying this sum in the Table of Surrender Charges.

    WAIVER OF SURRENDER CHARGE. We reserve the right to waive the surrender charge after your first Certificate Year if the Annuitant is terminally ill (as defined in your Certificate), stays in a qualified nursing center for 90 consecutive days, or is required to satisfy minimum distribution requirements in accordance with the Code. We must receive written notification, before the Retirement Date, at the Administrative Center in order to activate this waiver.
--------------------------------------------------------------------------------

ANNUAL ADMINISTRATIVE CHARGE

    We apply an annual administrative charge of $30 on the Issue Date and on each Certificate Anniversary prior to the Retirement Date. We deduct this charge from your Accumulated Value and use it to reimburse us for administrative expenses relating to your Certificate. We will make the withdrawal from each Subaccount and the Declared Interest Option based on the proportion that each Subaccount's value bears to the total Accumulated Value. We do not assess this charge during the annuity payment period.

    We currently waive the annual administrative charge:

        - on the Issue Date if the initial premium payment is $50,000 or greater, or

        - if the Net Accumulated Value is $50,000 or greater on your Certificate Anniversary.

    We may terminate this waiver at any time.
--------------------------------------------------------------------------------

TRANSFER PROCESSING FEE

    We waive the transfer processing fee for the first twelve transfers during a Certificate Year, but may assess a $25 charge for each subsequent transfer. We will deduct this fee on a pro-rata basis from the Subaccounts or Declared Interest Option to which the transfer is made unless it is paid in cash.
--------------------------------------------------------------------------------

MORTALITY AND EXPENSE RISK CHARGE

    We apply a daily mortality and expense risk charge at an annual rate of 1.40% (daily rate of 0.0038091%) (approximately 1.01% for mortality risk and 0.39% for expense risk). This charge is used to compensate the Society for assuming mortality and expense risks.

    The mortality risk we assume is that Annuitants may live for a longer period of time than estimated when the guarantees in the Certificate were established. Through these guarantees, each payee is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk also includes a guarantee to pay a death benefit if the Annuitant dies before the Retirement Date. The expense risk we assume is that the annual administrative and transfer processing fees may be insufficient to cover actual future expenses.

    We may realize a profit from this charge and we may use such profit for any lawful purpose including paying distribution expenses.
--------------------------------------------------------------------------------

INVESTMENT OPTION EXPENSES

    The assets of the Account will reflect the investment advisory fee and other operating expenses incurred by each Investment Option. (See the Expense Tables in this Prospectus and the accompanying Investment Option prospectuses.)
--------------------------------------------------------------------------------

TAXES

    Currently, we do not charge for any federal, state or local taxes which may be incurred by the Society and be attributable to the Account or the Certificates. We reserve the right, however, to make such a charge in the future.

--------------------------------------------------------------------------------

SETTLEMENT OPTIONS
--------------------------------------------------------------------------------

    The accumulation phase of your Certificate ends on the Retirement Date you select (see "DESCRIPTION OF ANNUITY CERTIFICATE--Proceeds on the Retirement Date"). At that time, your proceeds will be applied under a settlement option, unless you elect to receive this amount in a single sum. The proceeds are the amount you apply to a settlement option. The amount of proceeds will equal either: (1) the Net Accumulated Value if you are surrendering the Certificate; (2) the death benefit if the Annuitant dies; or (3) the amount of any partial withdrawal you apply to a settlement option.

    Prior to the Retirement Date, you may elect to have your proceeds applied under a settlement option, or a Beneficiary can have the death benefit applied under a settlement option. In either case, the Certificate must be surrendered for a lump sum payment to be made, or for a supplemental contract to be issued for the settlement option. The supplemental contract will show the rights and benefits of the payee(s) under the settlement options selected.

    You can choose whether to apply any portion of your proceeds to provide either fixed annuity payments, variable annuity payments, or a combination of both. If you elect to receive variable annuity payments, then you also must select the Subaccounts to which we will apply your proceeds.

    The annuity payment date is the date you select as of which we compute annuity payments. If you elect to receive variable annuity payments, the annuity payment date may not be the 29th, 30th or 31st day of any month. We compute the first annuity payment as of the initial annuity payment date you select. All subsequent annuity payments are computed as of annuity payment dates. These dates will be the same day of the month as the initial annuity payment date or the first Business Day thereafter if the same day of a subsequent month as the initial annuity payment date is not a Business Day.

    Monthly annuity payments will be computed as of the same day each month as the initial annuity payment date. Quarterly annuity payments will be computed as of the same day in the 3rd, 6th, 9th, and 12th month following the initial annuity payment date and on the same days of such months in each successive year. Semi-annual annuity payment dates will be computed as of the same day in the 6th and 12th month following the initial annuity payment date and on the same days of such months in each successive year. Annual annuity payments will be computed as of the same day in each year as the initial annuity payment date. If you do not select a payment frequency, we will make monthly payments.
--------------------------------------------------------------------------------

DESCRIPTION OF SETTLEMENT OPTIONS

    Fixed Settlement Options:

    OPTION 1--INTEREST INCOME. The proceeds are left with the Society to earn a set interest rate. The payee may elect to have the interest paid monthly, quarterly, semi-annually or annually. Under this option, the payee may withdraw part or all of the proceeds at any time.

    OPTION 2--INCOME FOR A FIXED PERIOD. The proceeds are paid in equal installments for a fixed number of from one to 30 years.

    OPTION 3--LIFE INCOME OPTION WITH TERM CERTAIN. The proceeds are paid in equal amounts (at intervals elected by the payee) during the payee's lifetime with the guarantee that payments will be made for a specified number of years. The number of years may be 10 years, 20 years or the period required for the total payments to equal the proceeds applied.

    OPTION 4--INCOME OF A FIXED AMOUNT. The proceeds are paid in equal installments (at intervals elected by the payee) for a specific amount and will continue until all the proceeds plus interest at 3% per year are exhausted.

    OPTION 5--JOINT AND TWO-THIRDS TO SURVIVOR MONTHLY LIFE INCOME. The proceeds are paid in equal monthly installments while two joint payees live. When one payee dies, future payments equal to two-thirds of the initial payment will be made to the survivor for their lifetime.

    Variable Settlement Options:

    OPTION A--LIFE INCOME OPTION WITH TERM CERTAIN. The proceeds are paid (at intervals elected by the payee) during the payee's lifetime with the guarantee that payments will be made for 10 or 20 years.

    OPTION B--JOINT AND 100% TO SURVIVOR MONTHLY LIFE INCOME OPTION. The proceeds are paid in monthly installments while two joint payees live. When one payee dies, future payments will be made to the survivor for their lifetime.

    Alternate Settlement Options:

    The Society may make available alternate settlement options.
--------------------------------------------------------------------------------

ELECTION OF SETTLEMENT OPTIONS AND ANNUITY PAYMENTS

    While the Annuitant is living, you may elect, revoke or change a settlement option at any time before the Retirement Date. Upon an Annuitant's death, if a settlement option is not in effect or if payment will be made in one lump sum under an existing option, the Beneficiary may elect one of the options.

    We will initiate an election, revocation or change of a settlement option upon receipt of your written request at the Administrative Center.

    We have provided a brief description of the available settlement options above. The term "effective date" means the date as of which the proceeds are applied to a settlement option. The term "payee" means a person who is entitled to receive payment under a settlement option.

    FIXED ANNUITY PAYMENTS. Fixed annuity payments are periodic payments we make to the designated payee. We calculate the amount of each fixed annuity payment based on:

        -   the form and duration of the settlement option chosen;

        -   the Annuitant's age and sex;

        - the amount of proceeds applied to purchase the fixed annuity payments, and

        -   the applicable annuity purchase rates.

    We use a minimum annual interest rate of 3% to compute fixed annuity payments. We may, in our sole discretion, make fixed annuity payments based on a higher annual interest rate, which may be changed by the Society.

    We reserve the right to refuse the election of a settlement option, and to make a lump sum payment to the payee if:

           (1) the total proceeds would be less than $5,000;

           (2) the amount of each payment would be less than $50; or

           (3) the payee is an assignee, estate, trustee, partnership, corporation, or association.

    Under Option 1 (Interest Income), the proceeds earn a set interest rate and the payee may elect to receive some or all of the interest in equal periodic payments. Under Option 4 (Income for Fixed Amount), proceeds are paid in amounts and at intervals specified by the payee. For each other settlement option, we determine the dollar amount of the first fixed annuity payment by multiplying the dollar amount of proceeds being applied to purchase fixed annuity payments by the settlement option rate for the selected settlement option. Subsequent fixed annuity payments are of the same dollar amount unless we make payments based on an interest rate different from the interest rate we use to compute the first payment. A payee may elect to withdraw any unpaid balance of proceeds under Options 1 or 4, or may elect to receive the commuted value of any remaining payments under Option 2. Options 3 and 5 have no withdrawal rights. Reserves and net single premiums for fixed settlement options involving life contingencies are based on the "Annuity 2000" individual annuity mortality table with interest at 3% per year.

    VARIABLE ANNUITY PAYMENTS. Variable annuity payments are periodic payments we make to the designated payee, the amount of which varies from one annuity payment date to the next as a function of the investment performance of the Subaccounts selected to support such payments. The payee may elect to receive variable annuity payments only under Option A (Life Income Option with Term Certain) and Option B (Joint and 100% to Survivor Monthly Life Income Option). We determine the dollar amount of the first variable annuity payment by multiplying the dollar amount of proceeds being applied to purchase variable annuity payments on the effective date by the settlement option rate for the selected settlement option. Therefore, the dollar amount of the first variable annuity payment will depend on:

        -   the dollar amount of proceeds being applied to a settlement option;

        -   the settlement option selected;

        -   the age and sex of the payee; and

        - the assumed interest rate used in the variable settlement option tables (5% per year).

    We calculate the dollar amount of the initial variable annuity payment attributable to each Subaccount by multiplying the dollar amount of proceeds to be allocated to that Subaccount on the effective date by the settlement option rate for the selected settlement option. The dollar value of the total initial variable annuity payment is equal to the sum of the payments attributable to each Subaccount.

    An "annuity unit" is a measuring unit we use to monitor the value of the variable annuity payments. We determine the number of annuity units attributable to a Subaccount by dividing the initial variable annuity payment attributable to that Subaccount by the annuity unit value (described below) for that Subaccount for the Valuation Period ending on the effective date or during which the effective date falls if no Valuation Period ends on such date. The number of annuity units attributable to each Subaccount remains constant unless there is an exchange of annuity units (see "EXCHANGING ANNUITY UNITS" below).

    We calculate the dollar amount of each subsequent variable annuity payment attributable to each Subaccount by multiplying the number of annuity units of that Subaccount by the annuity unit value for that Subaccount for the Valuation Period ending as of the annuity payment date. The dollar value of each subsequent variable annuity payment is equal to the sum of the payments attributable to each Subaccount.

    The annuity unit value of each Subaccount for its first Valuation Period was set at $1.00. The annuity unit value for each subsequent Valuation Period is equal to (a) multiplied by (b) multiplied by (c) where:

           (a) is the annuity unit value for the immediately preceding Valuation Period;

           (b) is the net investment factor for that Valuation Period (described below); and

           (c) is the daily assumed interest factor for each day in that Valuation Period. The assumed interest rate we use for variable annuity settlement options is 5% per year. The daily assumed interest factor derived from an assumed interest rate of 5% per year is 0.9998663.

    We calculate the net investment factor for each Subaccount for each Valuation Period by dividing (x) by (y) and subtracting (z) from the result where:

           (x) is the net result of:

               1. the value of the net assets in the Subaccount as of the end of the current Valuation Period; PLUS

               2. the amount of investment income and capital gains, realized or unrealized, credited to the net assets of the Subaccount during the current Valuation Period; MINUS

               3. the amount of capital losses, realized or unrealized, charged against the net assets of the Subaccount during the current Valuation Period;

           (y) is the net asset value of the Subaccount for the immediately preceding Valuation Period; and

           (z) is the daily amount charged for mortality and expense risks for each day of the current Valuation Period.

    If the annualized net investment return of a Subaccount for an annuity payment period is equal to the assumed interest rate, then the variable annuity payment attributable to that Subaccount for that period will equal the payment for the prior period. If the annualized net investment return of a Subaccount for an annuity payment period exceeds the assumed interest rate, then the variable annuity payment attributable to that Subaccount for that period will be greater than the payment for the prior period. To the extent that such annualized net investment return is less than the assumed interest rate, the payment for that period will be less than the payment for the prior period.

    For variable annuity payments, we reserve the right to:

           (1) refuse the election of a settlement option if total proceeds are less than $5,000;

           (2) refuse to make payments of less than $50 each; or

           (3) refuse the election of a settlement option if the payee is an assignee, estate, trustee, partnership, corporation or association.

    EXCHANGING ANNUITY UNITS. By making a written or telephone request to us at any time after the effective date, the payee may exchange the dollar value of a designated number of annuity units of a particular Subaccount for an equivalent dollar amount of annuity units of another Subaccount. The exchange request will take effect as of the end of the Valuation Period when we receive the request. On the date of the exchange, the dollar amount of a variable annuity payment generated from the annuity units of either Subaccount would be the same. The payee may exchange annuity units of one Subaccount for annuity units of another Subaccount an unlimited number of times. We only permit exchanges of annuity units between the Subaccounts.

    SURRENDERS. By written request, a payee may make a full surrender of the remaining term certain payments in a variable settlement option and receive the surrender value. We do not allow any partial withdrawals of the dollar amounts allocated to a variable settlement option. The surrender value is equal to:

           (a) the commuted value of remaining term certain payments in a settlement option; MINUS

           (b) a commutation fee that varies by year since the Retirement Date.

    The commuted value is the present value of the remaining stream of term certain payments in a variable settlement option, computed using the assumed interest rate and the annuity unit value(s) calculated as of the date we receive your surrender request. We assume that each payment under a variable settlement option would be equal to the sum of the number of annuity units in each Subaccount multiplied by the applicable annuity unit value for each Subaccount as of the end of the Valuation Period on the payment date selected.

    We will deduct a commutation fee (surrender charge) on any full surrenders requested during the first six years of a variable settlement option. We assess the commutation fee as a percentage of the original proceeds. The commutation fee begins at 6% during the first year of a variable settlement option and declines by 1% in each of the next five years. Full surrenders requested after the sixth year of a variable settlement option are not subject to a commutation fee. In addition, if you elect to receive variable annuity payments, then we do not assess a surrender charge against the proceeds applied to a variable settlement option on the Retirement Date. See "FEDERAL TAX MATTERS" for a discussion on the tax consequences of Surrenders.

    Please refer to APPENDIX A for more information on variable annuity payments.

--------------------------------------------------------------------------------

YIELDS AND TOTAL RETURNS
--------------------------------------------------------------------------------

    We may advertise, or include in sales literature, yields, effective yields and total returns for the Subaccounts. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. Each Subaccount may also advertise, or include in sales literature, performance relative to certain performance rankings and indices compiled by independent rating organizations. You may refer to the Statement of Additional Information for more detailed information relating to performance.

    The effective yield and total return calculated for each Subaccount is based on the investment performance of the corresponding Investment Option, which includes the Investment Option's total operating expenses. (See the accompanying Investment Option prospectuses.)

    The yield of a Subaccount (except the [       ] Subaccount) refers to the
    annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. This yield is calculated by assuming that the income generated during that 30-day or one-month period is generated each period over 12-months and is shown as a percentage of the investment.

    The yield of the [       ] Subaccount refers to the annualized income
    generated by an investment in the Subaccount over a specified seven-day period. This yield is calculated by assuming that the income generated for that seven-day period is generated each period for 52-weeks and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

    The total return of a Subaccount refers to return quotations of an investment in a Subaccount for various periods of time. Total return figures are provided for each Subaccount for one, five and ten year periods, respectively. For periods prior to the date the Account commenced operations, performance information is calculated based on the performance of the Investment Options and the assumption that the Subaccounts were in existence for those same periods, with the level of Certificate charges which were in effect at inception of the Subaccounts.

    The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period. The standardized version of average annual total return reflects all historical investment results less all charges and deductions applied against the Subaccount (including any surrender charge that would apply if you terminated your Certificate at the end of each period indicated).

    In addition to standardized average annual total return, non-standardized total return information may be used in advertisements or sales literature. Non-standardized return information will be computed on the same basis as described above, but does not include a surrender charge. In addition, the Society may disclose cumulative total return for Certificates funded by Subaccounts.

    Each Investment Option's yield and standardized and non-standardized average annual total returns may also be disclosed, which may include investment periods prior to the date the Account commenced operations. Non-standardized performance data will only be disclosed if standardized performance data is also disclosed. Please refer to the Statement of Additional Information for additional information regarding the calculation of other performance data.

    In advertising and sales literature, Subaccount performance may be compared to the performance of other issuers of variable annuity contracts which invest in mutual fund portfolios with similar investment objectives. Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research Data Service ("VARDS") are independent services which monitor and rank the performance of variable annuity issuers according to investment objectives on an industry-wide basis.

    The rankings provided by Lipper include variable life insurance issuers as well as variable annuity issuers, whereas the rankings provided by VARDS compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

    Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any deductions for operating expenses. Other independent ranking services and indices may also be used as a source of performance comparison.

    We may also report other information including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs or charts. All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Portfolio's investment experience is positive.

--------------------------------------------------------------------------------

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

INTRODUCTION

    This discussion is based on the Society's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of these current tax laws and interpretations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

    A Certificate may be purchased on a non-qualified basis ("Non-Qualified Certificate") or purchased and used in connection with plans qualifying for favorable tax treatment ("Qualified Certificate"). A Qualified Certificate is designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(a), 403(b), 408 or 408A of the Internal Revenue Code of 1986, as amended (the "Code"). The effect of federal income taxes on amounts held under a Certificate or annuity payments, and on the economic benefit to the Certificate Holder, the Annuitant or the Beneficiary depends on the type of retirement plan, and the tax and employment status of the individual concerned. In addition, an individual must satisfy certain requirements in connection with:

        - purchasing a Qualified Certificate with proceeds from a tax-qualified plan, and

        - receiving distributions from a Qualified Certificate in order to continue to receive favorable tax treatment.

    Therefore, purchasers of Qualified Certificates are encouraged to seek competent legal and tax advice regarding the suitability and tax considerations specific to their situation. The following discussion assumes that Qualified Certificates are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.
--------------------------------------------------------------------------------

TAX STATUS OF THE CERTIFICATE

    The Society believes that the Certificate will be subject to tax as an annuity contract under the Code, which generally means that any increase in Accumulated Value will not be taxable until monies are received from the Certificate, either in the form of annuity payments or in some other form. The following Code requirement must be met in order to be subject to annuity contract treatment for tax purposes:

    DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that separate account investments must be "adequately diversified" in accordance with Treasury regulations in order for the Certificate to qualify as an annuity contract for federal tax purposes. The Account, through each Investment Option, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in each Subaccount may be invested. We do not have control over the Funds or their investments. Nonetheless, the Society believes that each Investment Option in which the Account owns shares will meet the diversification requirements.

    CERTIFICATE HOLDER CONTROL. In certain circumstances, Certificate Holders of variable contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their certificates. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity Certificate Holder's gross income. The IRS has stated in published rulings that a variable annuity Certificate Holder will be considered the Certificate Holder of separate account assets if the Certificate Holder possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Certificate Holder), rather than the insurance company, to be treated as the Certificate Holder of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

    The ownership rights under the Certificates are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that Certificate Holders were not owners of separate account assets. For example, the Certificate Holder has additional flexibility in allocating premium payments and Accumulated Values. These differences could result in a Certificate Holder being treated as the owner of a pro rata portion of the assets of the Account. In addition, the Society does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Society therefore reserves the right to modify the Certificate as necessary to attempt to prevent the Certificate Holder from being considered the owner of the assets of the Account.

    REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Certificate to provide that:

        - if any Certificate Holder dies on or after the Retirement Date but before the interest in the Certificate has been fully distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Certificate Holder's death; and

        - if any Certificate Holder dies prior to the date annuity payments begin, the interest in the Certificate will be distributed within five years after the date of the Certificate Holder's death.

    These requirements will be considered satisfied as to any portion of the Certificate Holder's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of that Certificate Holder's death. The Certificate Holder's designated beneficiary is the person designated by such Certificate Holder as a beneficiary and to whom control of the certificate passes by reason of death and must be a natural person. However, if the designated beneficiary is the surviving spouse of the Certificate Holder, the Certificate may be continued with the surviving spouse as the new Certificate Holder.

    Non-Qualified Certificates contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Society intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

    Other rules may apply to Qualified Certificates.
--------------------------------------------------------------------------------

TAXATION OF ANNUITIES

THE FOLLOWING DISCUSSION ASSUMES THAT THE CERTIFICATES WILL QUALIFY AS ANNUITY CONTRACTS FOR FEDERAL INCOME TAX PURPOSES.

    IN GENERAL. Section 72 of the Code governs taxation of annuities in general. The Society believes that a Certificate Holder who is a natural person is not taxed on increases in the value of a Certificate until distribution occurs through a partial withdrawal, surrender or annuity payment. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Accumulated Value (and in the case of a Qualified Certificate, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or settlement option) is taxable as ordinary income.

    NON-NATURAL CERTIFICATE HOLDER. A non-natural Certificate Holder of an annuity contract generally must include any excess of cash value over the "investment in the contract" as income during the taxable year. However, there are some exceptions to this rule. Certain Certificates will generally be treated as held by a natural person if:

        - the nominal Certificate Holder is a trust or other entity which holds the Certificate as an agent for a natural person (but not in the case of certain non-qualified deferred compensation arrangements);

        - the Certificate is acquired by an estate of a decedent by reason of the death of the decedent;

        -   the Certificate is issued in connection with certain Qualified
            Plans;

        - the Certificate is purchased by an employer upon the termination of certain Qualified Plans;

        - the Certificate is used in connection with a structured settlement agreement; or

        - the Certificate is purchased with a single payment within a year of the annuity starting date and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

    A prospective Certificate Holder that is not a natural person should discuss these exceptions with their tax adviser.

    THE FOLLOWING DISCUSSION GENERALLY APPLIES TO CERTIFICATES OWNED BY NATURAL PERSONS.

    PARTIAL WITHDRAWALS. Under Section 72(e) of the Code, if a partial withdrawal is taken from a Qualified Certificate, a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the Certificate to the participant's total accrued benefit or balance under the retirement plan. The "investment in the Certificate" generally equals the portion, if any, of any premium payments paid by or on behalf of the individual under a Certificate which was not excluded from the individual's gross income. For Certificates issued in connection with qualified plans, the investment in the Certificate can be zero. Special tax rules may be available for certain distributions from Qualified Certificates, and special rules apply to distributions from Roth IRAs.

    Under Section 72(e) of the Code, if a partial withdrawal is taken from a Non-Qualified Certificate (including a withdrawal under the systematic withdrawal option), amounts received are generally first treated as taxable income to the extent that the Accumulated Value immediately before the partial withdrawal exceeds the investment in the certificate at that time. Any additional amount withdrawn is not taxable.

    In the case of a surrender under a Qualified or Non-Qualified Certificate, the amount received generally will be taxable only to the extent it exceeds the investment in the certificate.

    Section 1035 of the Code provides that no gain or loss shall be recognized on the exchange of one annuity Certificate for another and the Certificate received is treated as a new Certificate for purposes of the penalty and distribution-at-death rules. Special rules and procedures apply to
    Section 1035 transactions and prospective Certificate Holders wishing to take advantage of Section 1035 should consult their tax adviser.

    ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Certificate ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Certificate has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

    TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Certificate because of the death of the Certificate Holder. Generally, such amounts are includible in the income of the recipient as follows:

        - if distributed in a lump sum, they are taxed in the same manner as a surrender of the Certificate, or

        - if distributed under a settlement option, they are taxed in the same way as annuity payments.

    For these purposes, the investment in the Certificate remains the amount of any purchase payments which were not excluded from gross income.

    PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a Non-Qualified Certificate, a 10% federal tax penalty may be imposed. However, generally, there is no penalty applied on distributions:

        -   made on or after the taxpayer reaches age 59 1/2;

        - made on or after the death of the holder (or if the holder is not an individual, the death of the Annuitant);

        -   attributable to the taxpayer becoming disabled;

        - as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary;

        - made under certain annuities issued in connection with structured settlement agreements;

        - made under an annuity contract that is purchased with a single premium when the Retirement Date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity payment period; and

        - any payment allocable to an investment (including earnings thereon) made before August 14, 1982 in a Certificate issued before that date.

    Other tax penalties may apply to certain distributions under a Qualified Certificate. Certificate Holders should consult their tax adviser.

    ACCOUNT CHARGES. It is possible that the Internal Revenue Service may take a position that any charges or deemed charges for certain optional benefits should be treated as taxable distributions to you. In particular, the Internal Revenue Service could take the position that any deemed charges associated with the Incremental Death Benefit Rider constitute a taxable withdrawal, which might also be subject to a tax penalty if the withdrawal occurs prior to your reaching age 59 1/2. Although we do not believe that these amounts, if any, should be treated as taxable withdrawals, you should consult your tax adviser prior to selecting any optional benefit under the Contract.
--------------------------------------------------------------------------------

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CERTIFICATE

    Certain tax consequences may result upon:

        -   a transfer of control of a Certificate,

        - the designation of a payee or other beneficiary who is not also the Certificate Holder,

        -   the selection of certain Retirement Dates, or

        -   the exchange of a Certificate.

    A Certificate Holder contemplating any of these actions should consult their tax adviser.
--------------------------------------------------------------------------------

WITHHOLDING

    Generally, distributions from a Certificate are subject to withholding of federal income tax at a rate which varies according to the type of distribution and the Certificate Holder's tax status. The Certificate Holder generally can elect not to have withholding apply.

    Eligible rollover distributions from section 401(a) plans, section 403(a) annuities and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An "eligible rollover distribution" is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Certificate Holder chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.
--------------------------------------------------------------------------------

MULTIPLE CERTIFICATES

    All non-qualified deferred annuity Certificates entered into after October 21, 1988 that are issued by the Society (or its affiliates) to the same Certificate Holder during any calendar year are treated as one annuity Certificate for purposes of determining the amount includible in gross income under Section 72(e). This rule could affect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity Certificates purchased by the same Certificate Holder. Accordingly, a Certificate Holder should consult a competent tax adviser before purchasing more than one annuity Certificate.

--------------------------------------------------------------------------------

TAXATION OF QUALIFIED PLANS

    The Certificates are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from:

        -   contributions in excess of specified limits;

        -   distributions prior to age 59 1/2 (subject to certain exceptions);

        - distributions that do not conform to specified commencement and minimum distribution rules; and

        -   other specified circumstances.

    Therefore, no attempt is made to provide more than general information about the use of the Certificates with the various types of qualified retirement plans. Certificate Holders, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Certificate, but the Society shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Certificate, unless the Society consents. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Certificate administration procedures. Certificate Holders, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Certificates comply with applicable law. For qualified plans under
    Section 401(a), 403(a) and 403(b), the Code requires that distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the Certificate Holder (or plan participant)
    (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Certificate Holder (or plan participant) reaches age 70 1/2. For IRAs described in
    Section 408, distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the Certificate Holder (or plan participant) reaches age 70 1/2. For Roth IRAs under Section 408A, distributions are not required during the Certificate Holder's (or plan participant's) lifetime. Brief descriptions follow of the various types of qualified retirement plans available in connection with a Certificate. The Society will amend the Certificate as necessary to conform it to the requirements of the Code.

    CORPORATE PENSION AND PROFIT SHARING PLANS AND H.R. 10
    PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Certificates to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or both may result if this Certificate is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Certificate. Employers intending to use the Certificate with such plans should seek competent advice.

    INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Certificate for use with IRAs may be subject to special requirements of the Internal Revenue Service. Earnings in an IRA are not taxed until distribution. IRA contributions are limited each year to the lesser of $2,000 or 100% of the amount of compensation includible in the Certificate Holder's adjusted gross income and may be deductible in whole or in part depending on the individual's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

    Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. In addition to all of the general Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.

    SIMPLE IRAS. Section 408(p) of the Code permits small employers to establish SIMPLE IRAs under which employees may elect to defer a percentage of their compensation up to $6,000 (as increased for cost of living adjustments). The sponsoring employer is required to make a matching contribution on behalf of contributing employees. Distributions from a SIMPLE IRA are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

    ROTH IRAS. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or conversion from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. Such conversions are subject to a 10% penalty tax if they are distributed before five years have passed since the year of the conversion. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made:

        -   before age 59 1/2 (subject to certain exceptions), or

        - during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

    TAX SHELTERED ANNUITIES. Section 403(b) of the Code allows employees of certain section 501(c)(3) organizations and public schools to exclude from their gross income the premiums paid, within certain limits, on a Certificate that will provide an annuity for the employee's retirement. These premiums may be subject to FICA (social security) tax. Code section 403(b)(11) restricts the distribution under Code
    section 403(b) annuity contracts of:

        - elective contributions made in years beginning after December 31, 1988;

        -   earnings on those contributions; and

        - earnings in such years on amounts held as of the last year beginning before January 1, 1989.

    Distribution of those amounts may only occur upon:

        -   death of the employee,

        -   attainment of age 59 1/2,

        -   separation from service,

        -   disability, or

        -   financial hardship.

    In addition, income attributable to elective contributions may not be distributed in the case of hardship.

    INCREMENTAL DEATH BENEFIT RIDER. The Incremental Death Benefit Rider causes the death benefit to exceed the greater of the premiums paid or the Accumulated Value. This death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Certificate in connection with such plans should consult their tax adviser.

    The Internal Revenue Service has not reviewed the Certificate for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as that contained in the Incremental Death Benefit Rider comports with IRA qualification requirements. The Internal Revenue Service may take the position that use of the Incremental Death Benefit Rider adversely affects the qualification of the Certificate as an IRA. Disqualification of the Certificate as an IRA could result in the immediate taxation of amounts held in the Certificate and the imposition of penalty taxes. Consult your tax adviser if you are considering using the Incremental Death Benefit Rider as an IRA.

    RESTRICTIONS UNDER QUALIFIED CERTIFICATES. Other restrictions with respect to the election, commencement or distribution of benefits may apply under Qualified Certificates or under the terms of the plans in respect of which Qualified Certificates are issued.
--------------------------------------------------------------------------------

POSSIBLE CHARGE FOR THE SOCIETY'S TAXES

    The Society currently makes no charge against the Accumulated Value for any Federal, state or local taxes that may be incurred by the Society and be attributable to the Subaccounts or the Certificates. We reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that the Society determines to be properly attributable to the Subaccounts or to the Certificates.
--------------------------------------------------------------------------------

OTHER TAX CONSEQUENCES

    As noted above, the foregoing comments about the Federal tax consequences under these Certificates are not exhaustive, and special rules are provided with respect to other tax situations not discussed in the Prospectus. Further, the Federal income tax consequences discussed herein reflect our understanding of current law. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Certificate could change by legislation or otherwise. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Certificate depend on the individual circumstances of each Certificate Holder or recipient of the distribution. You should consult your tax adviser for further information.

--------------------------------------------------------------------------------

DISTRIBUTION OF THE CERTIFICATES
--------------------------------------------------------------------------------

    The Certificates will be offered to members and prospective members of the Society on a continuous basis. We do not anticipate discontinuing the offering of the Certificates, but reserve the right to do so. Applications for Certificates are solicited by agents, who in addition to being licensed by applicable state insurance authorities to sell the variable annuity and/or variable life insurance certificates for the Society, are also registered representatives of MWA Financial Services, Inc. ("MWAFS"), broker-dealers having selling agreements with MWAFS or broker-dealers having selling agreements with such broker-dealers. MWAFS is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, is a member of the National Association of Securities Dealers, Inc. ("NASD") and is an affiliate of the Society.

    MWAFS serves as the Principal Underwriter, as defined in the 1940 Act, of the Certificates for the Account pursuant to an Underwriting Agreement between the Society and MWAFS and is not obligated to sell any specific number of Certificates. MWAFS was established on February 2, 2001 and its principal business address is 1701 1st Avenue, Rock Island, Illinois 61201.

    The Society may pay sales representatives commissions up to an amount equal to 8% of the premiums paid under a Certificate during the first Certificate Year, 3.5% of the premiums paid in the second through eighth Certificate Years and 2% of the premiums paid in the ninth and subsequent Certificate Years, as well as other distribution expenses such as production incentive bonuses, agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Certificates that are not described under "Charges and Deductions."

    Under the Public Disclosure Program, NASD Regulation ("NASDR") provides certain information regarding the disciplinary history of NASD member broker-dealers and their associated persons in response to written, electronic or telephonic inquiries. NASDR's toll-free Public Disclosure Program Hotline telephone number is 1-800-289-9999 and their Web site address is www.nasdr.com. An investor brochure that includes information describing the Public Disclosure Program is available from NASDR.

--------------------------------------------------------------------------------

LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

    The Society, like other insurers, is involved in lawsuits. Currently, there are no class action lawsuits naming the Society as a defendant or involving the Account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Society believes that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Account or the Society.

--------------------------------------------------------------------------------

VOTING RIGHTS
--------------------------------------------------------------------------------

    To the extent required by law, the Society will vote the Fund shares held in the Account at regular and special shareholder meetings of the Funds, in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and, as a result, the Society determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

    The number of votes you have the right to instruct will be calculated separately for each Subaccount to which you have allocated or transferred Accumulated Value or proceeds, and may include fractional votes. The number of votes attributable to a Subaccount is determined by dividing your Accumulated Value or proceeds in that Subaccount by the net asset value per share of the Investment Option of the corresponding Subaccount.

    The number of votes of an Investment Option which are available to you is determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at the relevant meeting for that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by each Fund. For each Subaccount in which you have a voting interest, you will receive proxy materials and reports relating to any meeting of shareholders of the Investment Option in which that Subaccount invests.

    The Society will vote Fund shares attributable to Certificates as to which no timely instructions are received (as well as any Fund shares held in the Account which are not attributable to Certificates) in proportion to the voting instructions received with respect to all Certificates participating in each Investment Option. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast on a matter.

--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    [FINANCIAL STATEMENTS TO BE FILED BY AMENDMENT.]

--------------------------------------------------------------------------------

APPENDIX A
--------------------------------------------------------------------------------

CALCULATING VARIABLE ANNUITY PAYMENTS

    The following chart has been prepared to show how investment performance could affect variable annuity payments over time. It illustrates the variable annuity payments under a supplemental contract issued in consideration of proceeds from a Non-Qualified Certificate. The chart illustrates certain variable annuity payments under five hypothetical rate of return scenarios. Of course, the illustrations merely represent what such payments might be under a HYPOTHETICAL supplemental contract issued for proceeds from a HYPOTHETICAL Certificate.

     WHAT THE CHART ILLUSTRATES. The chart illustrates the first monthly payment in each of 25 years under a hypothetical variable payment supplemental contract issued in consideration of proceeds from a hypothetical Non-Qualified Certificate assuming a different hypothetical rate of return for a single Subaccount supporting the supplemental contract. The chart assumes that the first monthly payment in the initial year shown is $1,000.

     HYPOTHETICAL RATES OF RETURN. The variable annuity payments reflect five different assumptions for a constant investment return before fees and
     expenses: [    ]%, [    ]%, [    ]%, [    ]%, and [    ]%. Net of all
     expenses, these constant returns are: [    ]%, [    ]%, [    ]%, [    ]%,
     and [    ]%. The first variable annuity payment for each year reflects the
     5% Assumed Interest Rate net of all expenses for the Subaccount (and the underlying Funds) pro-rated for the month shown. Fund management fees and
     operating expenses are assumed to be at an annual rate of [    ]% of their
     average daily net assets. This is the average of Fund expenses shown in the Annual Investment Option Expenses table on page 6. The mortality and expense risk charge is assumed to be at an annual rate of 1.40% of the illustrated Subaccount's average daily net assets.

    THE FIRST MONTHLY VARIABLE ANNUITY PAYMENTS DEPICTED IN THE CHART ARE BASED ON HYPOTHETICAL SUPPLEMENTAL CONTRACTS AND HYPOTHETICAL INVESTMENT RESULTS AND ARE NOT PROJECTIONS OR INDICATIONS OF FUTURE RESULTS. THE SOCIETY DOES NOT GUARANTEE OR EVEN SUGGEST THAT ANY SUBACCOUNT, CERTIFICATE OR SUPPLEMENTAL CONTRACT ISSUED BY IT WOULD GENERATE THESE OR SIMILAR MONTHLY PAYMENTS FOR ANY PERIOD OF TIME. THE CHART IS FOR ILLUSTRATION PURPOSES ONLY AND DOES NOT REPRESENT FUTURE VARIABLE ANNUITY PAYMENTS OR FUTURE INVESTMENT RETURNS. The first variable annuity payment in each year under an actual supplemental contract issued in connection with an actual Certificate will be more or less than those shown if the actual returns of the Subaccount(s) selected by the Certificate Holder are different from the hypothetical returns. Because a Subaccount's investment return will fluctuate over time, variable annuity payments actually received by a payee will be more or less than those shown in this illustration. Also, in an actual case, the total amount of variable annuity payments ultimately received will depend upon the settlement option selected and the life of the payee. See the Prospectus section titled "SETTLEMENT OPTIONS--Election of Settlement Options and Annuity Payments."

     ASSUMPTIONS ON WHICH THE HYPOTHETICAL SUPPLEMENTAL CONTRACT AND CERTIFICATE ARE BASED. The chart reflects a hypothetical supplemental contract and Certificate. These, in turn, are based on the following assumptions:

        -   The hypothetical Certificate is a Non-Qualified Certificate

        - The supplemental contract is issued in consideration of proceeds from the hypothetical Certificate

        - The proceeds applied under the supplemental contract represent the entire Net Accumulated Value of the Certificate and are allocated to a single Subaccount

        -   The single Subaccount has annual constant rates of return before
            fees and expenses of [    ]%, [    ]%, [    ]%, [    ]%, and [    ]%

        -   Assumed Interest Rate is 5% per year

        -   The payee elects to receive monthly variable annuity payments

        - The proceeds applied to the purchase of annuity units as of the effective date of the supplemental contract under the annuity settlement option selected results in an initial variable annuity payment of $1,000

    For a discussion of how a Certificate Holder or payee may elect to receive monthly, quarterly, semi-annual or annual variable annuity payments, see "SETTLEMENT OPTIONS."

     ASSUMED INTEREST RATE. Among the most important factors that determines the amount of each variable annuity payment is the Assumed Interest Rate. Under supplemental contracts available as of the date of this prospectus, the Assumed Interest Rate is 5%. Variable annuity payments will increase in size from one annuity payment date to the next if the annualized net rate of return during that time is greater than the Assumed Interest Rate, and will decrease if the annualized net rate of return over the same period is less than the Assumed Interest Rate. (The Assumed Interest Rate is an important component of the net investment factor.) For a detailed discussion of the Assumed Interest Rate and net investment factor, see "SETTLEMENT OPTIONS."

     THE $1,000 INITIAL MONTHLY VARIABLE ANNUITY PAYMENT. The hypothetical supplemental contract has an initial monthly variable annuity payment of $1,000. The dollar amount of the first variable annuity payment under an actual supplemental contract will depend upon:

        -   the amount of proceeds applied

        -   the annuity settlement option selected

        - the settlement option rates in the supplemental contract on the effective date

        - the Assumed Interest Rate under the supplemental contract on the effective date

        -   the age of the payee

        -   in most cases, the sex of the payee

    For each column in the chart, the entire proceeds are allocated to a Subaccount having a constant rate of return as shown at the top of the column. However, under an actual supplemental contract, proceeds are often allocated among several Subaccounts. The dollar amount of the first variable annuity payment attributable to each Subaccount is determined under an actual supplemental contract by dividing the dollar value of the proceeds applied to that Subaccount as of the effective date by $1,000, and multiplying the result by the annuity purchase rate in the supplemental contract for the settlement option selected. The amount of the first variable annuity payment is the sum of the first payments attributable to each Subaccount to which proceeds were allocated. For a detailed discussion of how the first variable annuity payment is determined, see "SETTLEMENT OPTIONS." For comparison purposes, hypothetical monthly fixed annuity payments are shown in the column using a 5% net Assumed Interest Rate.

                 INITIAL MONTHLY PAYMENTS FOR EACH YEAR SHOWN,
                       ASSUMING A CONSTANT RATE OF RETURN


CERTIFICATE                 % GROSS       % GROSS       % GROSS       % GROSS       % GROSS
YEAR                         % NET         % NET         % NET         % NET         % NET
1                              $             $          $1,000           $             $
2                                                        1,000
3                                                        1,000
4                                                        1,000
5                                                        1,000
6                                                        1,000
7                                                        1,000
8                                                        1,000
9                                                        1,000
10                                                       1,000
11                                                       1,000
12                                                       1,000
13                                                       1,000
14                                                       1,000
15                                                       1,000
16                                                       1,000
17                                                       1,000
18                                                       1,000
19                                                       1,000
20                                                       1,000
21                                                       1,000
22                                                       1,000
23                                                       1,000
24                                                       1,000
25                                                       1,000

       [TABLE TO BE COMPLETED AND FILED BY AMENDMENT]

--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE
                                                                           ----
ADDITIONAL CERTIFICATE PROVISIONS........................................   1
      The Certificate....................................................   1
      Incontestability...................................................   1
      Misstatement of Age or Sex.........................................   1
CALCULATION OF YIELDS AND TOTAL RETURNS..................................   1
      [    ] Subaccount Yields...........................................   1
      Other Subaccount Yields............................................   2
      Average Annual Total Returns.......................................   3
      Other Total Returns................................................   5
      Effect of the Administrative Charge on Performance Data............   5
EXPERTS..................................................................   5
OTHER INFORMATION........................................................   5
FINANCIAL STATEMENTS.....................................................   6

                                    SAI-TOC

If you would like a copy of the Statement of Additional Information, please complete the information below and detach and mail this card to the Society at the address shown on the cover of this Prospectus.

Name
--------------------------------------------------------------------------------

Address
--------------------------------------------------------------------------------

City, State, Zip
-------------------------------------------------------------------------------

                               TEAR AT PERFORATION

                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION

                      STATEMENT OF ADDITIONAL INFORMATION

                           MODERN WOODMEN OF AMERICA

                 Home Office:                      Variable Product Administrative Center:
               1701 1st Avenue                                   PO Box 9284
         Rock Island, Illinois 61201                        Des Moines, Iowa 50306
                                                                1-877-249-3692

               MODERN WOODMEN OF AMERICA VARIABLE ANNUITY ACCOUNT

       INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CERTIFICATE

This Statement of Additional Information contains additional information to the Prospectus for the flexible premium deferred variable annuity certificate (the "Certificate") offered by Modern Woodmen of America (the "Society"). This Statement of Additional Information is not a Prospectus, and it should be read only in conjunction with the Prospectuses for the Certificate. The Prospectus for the Certificate is dated the same date as this Statement of Additional Information. Unless otherwise indicated, all terms used in this Statement of Additional Information have the same meaning as when used in the Prospectus. You may obtain a copy of the Prospectus by writing or calling our Administrative Center at the address or phone number shown above.

                                 [     ], 2001

--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----
ADDITIONAL CERTIFICATE PROVISIONS..........................................    1
      The Certificate......................................................    1
      Incontestability.....................................................    1
      Misstatement of Age or Sex...........................................    1
CALCULATION OF YIELDS AND TOTAL RETURNS....................................    1
      [      ] Subaccount Yields...........................................    1
      Other Subaccount Yields..............................................    2
      Average Annual Total Returns.........................................    3
      Other Total Returns..................................................    5
      Effect of the Administrative Charge On Performance Data..............    5
EXPERTS....................................................................    5
OTHER INFORMATION..........................................................    5
FINANCIAL STATEMENTS.......................................................    6

--------------------------------------------------------------------------------

ADDITIONAL CERTIFICATE PROVISIONS
--------------------------------------------------------------------------------

THE CERTIFICATE

    The Certificate includes the basic Certificate, the application, any endorsement or additional benefit riders, all other attached papers and the Articles of Incorporation and By-Laws of the Society. The statements made in the application are deemed representations and not warranties. We will not use any statement in defense of a claim or to void the Certificate unless it is contained in the application.
--------------------------------------------------------------------------------

INCONTESTABILITY

    We will not contest the Certificate for any reason other than fraud after it has been in force during the lifetime of the Annuitant for 2 years from the Issue Date.
--------------------------------------------------------------------------------

MISSTATEMENT OF AGE OR SEX

    If the age or sex of the annuitant has been misstated, we will pay that amount which the premiums actually paid would have purchased at the correct age and sex.

--------------------------------------------------------------------------------

CALCULATION OF YIELDS AND TOTAL RETURNS
--------------------------------------------------------------------------------

    The Society may disclose yields, total returns and other performance data for a Subaccount. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC.
--------------------------------------------------------------------------------

[      ] SUBACCOUNT YIELDS

    Advertisements and sales literature may quote the current annualized yield
    of the         Subaccount for a specific seven-day period. This figure is computed by determining the net change (exclusive of realized gains and losses on the sale of securities, unrealized appreciation and depreciation and income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a Certificate with a balance of 1 subaccount unit at the beginning of the period, dividing this net change by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis.

    The net change in account value reflects:

        - net income from the Investment Option attributable to the hypothetical account; and

        - charges and deductions imposed under the Certificate attributable to the hypothetical account.

    The charges and deductions include per unit charges for the hypothetical account for:

        -   the annual administrative charge and

        -   the mortality and expense risk charge.

    For purposes of calculating current yields for a Certificate, an average per unit administrative charge is used based on the $30 administrative charge deducted at the beginning of each Certificate Year. Current yield will be calculated according to the following formula:

Current Yield = ((NCS - ES)/UV) X (365/7)

Where:

NCS  =    the net change in the value of the Investment Option (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income)
          for the seven-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES   =    per unit expenses attributable to the hypothetical account for the seven-day period.

UV   =    the unit value for the first day of the seven-day period.

Effective Yield = (1 + ((NCS - ES)/UV)) TO THE POWER OF 365/7 - 1

Where:

NCS  =    the net change in the value of the Investment Option (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income)
          for the seven-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES   =    per unit expenses attributable to the hypothetical account for the seven-day period.

UV   =    the unit value for the first day of the seven-day period.

    The yield for the [         ] Subaccount will be lower than the yield for
    the            Investment Option due to the charges and deductions imposed under the Certificate.

    The current and effective yields of the [         ] Subaccount normally
    fluctuate on a daily basis and SHOULD NOT ACT AS AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The actual yield is affected by:

        -   changes in interest rates on money market securities,

        -   the average portfolio maturity of the [         ] Investment Option,

        - the quality of portfolio securities held by this Investment Option, and

        -   the operating expenses of the [         ] Investment Option.

    Yields may also be presented for other periods of time.
--------------------------------------------------------------------------------

OTHER SUBACCOUNT YIELDS

    Advertisements and sales literature may quote the current annualized yield
    of one or more of the subaccounts (except the [         ] Subaccount) for a
    Certificate for 30-day or one month periods. The annualized yield of a Subaccount refers to income generated by that Subaccount during a 30-day or one-month period which is assumed to be generated each period over a 12-month period.

    The yield is computed by:

        1) dividing net investment income of the Investment Option attributable to the subaccount units less subaccount expenses for the period; by

        2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; by

        3)  compounding that yield for a six-month period; and by

        4)  multiplying that result by 2.

    The annual administrative charge (deducted at the beginning of each Certificate Year) and mortality and expense risk charge are included in expenses of the Subaccounts. For purposes of calculating the 30-day or one-month yield, an average administrative charge per dollar of Certificate value is used to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

Yield = 2 X ((((NI - ES)/(U X UV)) + 1) TO THE POWER OF 6 - 1)

Where:

NI   =    net investment income of the Investment Option for the 30-day or one-month period attributable to the subaccount's units.

ES   =    expenses of the subaccount for the 30-day or one-month period.

U    =    the average number of units outstanding.

UV   =    the unit value at the close of the last day in the 30-day or one-month period.

    The yield for each Subaccount will be lower than the yield for the corresponding Investment Option due to the various charges and deductions imposed under the Certificate.

    The yield for each Subaccount normally will fluctuate over time and SHOULD NOT ACT AS AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. A Subaccount's actual yield is affected by the quality of portfolio securities held by the corresponding Investment Option and its operating expenses.

    The surrender charge is not considered in the yield calculation.
--------------------------------------------------------------------------------

AVERAGE ANNUAL TOTAL RETURNS

    Advertisements and sales literature may also quote average annual total returns for the Subaccounts for various periods of time, including periods before the Subaccounts were in existence. Total return figures are provided for each Subaccount for one, five and ten year periods. Average annual total returns may also be disclosed for other periods of time.

    Adjusted historic average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. The last date of each period is the most recent month-end practicable.

    Adjusted historic average annual total returns for each Subaccount are calculated based on the assumption that the Subaccounts were in existence during the stated periods with the level of Certificate charges which were in effect at the inception of each Subaccount (see four columns under "Investment Option" heading below). For purposes of calculating average annual total return, an average annual administrative charge per dollar of Certificate value is used. The calculation also assumes surrender of the Certificate at the end of the period. The total return will then be calculated according to the following formula:

TR = (ERV/P)TO THE POWER OF 1/N - 1

Where:

TR   =    the average annual total return net of subaccount recurring charges.

ERV  =    the ending redeemable value (net of any applicable surrender charge) of the hypothetical account at the end of the period.

P    =    a hypothetical initial payment of $1,000.

N    =    the number of years in the period.

    The following chart provides the adjusted historic average annual total return information for the Subaccounts.

                                                          INVESTMENT OPTION
                                           FOR THE    FOR THE    FOR THE    FOR THE PERIOD
                                           1-YEAR     5-YEAR     10-YEAR     FROM DATE OF
                                           PERIOD     PERIOD     PERIOD      INCEPTION OF
                                            ENDED      ENDED      ENDED    INVESTMENT OPTION
SUBACCOUNT (INCEPTION DATE)               12/31/00   12/31/00   12/31/00      TO 12/31/00

    [TABLE TO BE COMPLETED AND FILED BY AMENDMENT]

    The actual Subaccount total return information and the Investment Option total return information will vary because of the method used to deduct the mortality and expense risk charge from the returns. For Subaccount total return information, the mortality and expense risk charge is calculated based on the daily net assets multiplied by a daily factor and reduced on a daily basis. For Investment Option total return information, the mortality and expense risk charge is calculated as a single charge applied at the end of the period on an annualized basis.
--------------------------------------------------------------------------------

OTHER TOTAL RETURNS

    Advertisements and sales literature may also quote average annual total returns which do not reflect the Surrender Charge. These figures are calculated in the same manner as average annual total returns described above, however, the Surrender Charge is not taken into account at the end of the period.

    We may disclose cumulative total returns in conjunction with the standard formats described above. The cumulative total returns will be calculated using the following formula:

CTR = (ERV/P) - 1

Where:

CTR    =      The cumulative total return net of subaccount recurring
              charges for the period.

ERV    =      The ending redeemable value of the hypothetical investment at the end of the period.

P      =      A hypothetical single payment of $1,000.

--------------------------------------------------------------------------------

EFFECT OF THE ADMINISTRATIVE CHARGE ON PERFORMANCE DATA

    We apply an annual administrative charge of $30 on the Issue Date and on each Certificate Anniversary prior to the Retirement Date. This charge is deducted from each Subaccount and the Declared Interest Option based on the proportion that each Subaccount's value bears to the total Accumulated Value. For purposes of reflecting the administrative charge in yield and total return quotations, this annual charge is converted into a per-dollar per-day charge based on the average value of all certificates in the Account on the last day of the period for which quotations are provided. The per-dollar per-day average charge is then adjusted to reflect the basis upon which the particular quotation is calculated.

--------------------------------------------------------------------------------

EXPERTS
--------------------------------------------------------------------------------

    All matters relating to Illinois law pertaining to the Certificates, including the validity of the Certificates and the Society's authority to issue the Certificates, have been passed upon by C. Ernest Beane, Esquire, General Counsel and Director of the Society. Sutherland Asbill & Brennan LLP, Washington D.C. has provided advice on certain matters relating to the federal securities laws.

    The Society's statutory-basis financial statements at December 31, 2000 and 1999 have been audited by Ernst & Young, LLP, and McGladrey & Pullen, LLP, respectively, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. No financial information for the Account is included because the Account had no assets and incurred no liabilities as of the date of this Statement of Additional Information.

--------------------------------------------------------------------------------

OTHER INFORMATION
--------------------------------------------------------------------------------

    A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Certificate discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information as to the contents of the Certificate and other legal instruments are summaries. For a complete statement of the terms of these documents, reference is made to such instruments as filed.

--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The Society's statutory-basis financial statements included in this Statement of Additional Information should be considered only as bearing on the Society's ability to meet its obligations under the Certificates. They should not be considered as bearing on the investment performance of the assets held in the Account.

    [FINANCIAL STATEMENTS TO BE FILED BY AMENDMENT.]

                                     PART C
                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements [to be filed by amendment]

All required financial statements are included in Part B.

(b) Exhibits

 (1) *Certified resolution of the board of directors of Modern Woodmen of America (the "Society") establishing Modern Woodmen of America Variable
      Annuity Account (the "Account").
 (2)  Not Applicable.
 (3)  *Distribution Agreement between the Society and MWA Financial
      Services, Inc. ("MWAFS").
 (4)  *(a) Certificate Form.
      *(b) Variable Supplemental Contract.
 (5)  *(a) Form of Certificate Application.
      *(b) Form of Suitability Supplement.
 (6)  *(a) Articles of Incorporation of the Society.
      *(b) By-Laws of the Society (included in exhibit 6(a) hereto).
 (7)  Not Applicable.
 (8)  (a) Participation Agreement relating to [to be filed by amendment].
      (b) Participation Agreement relating to [to be filed by amendment].
      (c) Participation Agreement relating to [to be filed by amendment].
      (d) Variable Products Compliance and Accounting Agreement [to be filed by amendment].
 (9) Opinion and Consent of C. Ernest Beane, Esquire [to be filed by amendment].
(10)  (a) Consent of Sutherland Asbill & Brennan LLP [to be filed by amendment].
      (b) Consent of Ernst & Young LLP. [to be filed by amendment]
(11)  Not Applicable.
(12)  Not Applicable.
(13)  Not Applicable.
(14)  *Powers of Attorney.

------------------------
*   Attached as exhibit.

ITEM 25.  DIRECTORS AND OFFICERS OF THE SOCIETY*

NAME                            TITLE
Clyde C. Schoeck                President and Director
James V. Standaert              National Secretary and Director
Gary E. Stoefen                 Treasurer and Director
C. Ernest Beane                 General Counsel and Director
Vernon L. Smith                 Director
Jerry F. Harbaugh               Director
Dr. Charles A. Chance           Director
Gerald P. Odean                 Assistant National Secretary
Larry L. Schreiber              Actuary
W. Kenny Massey                 Director of Agencies
Byron L. Carlson                Fraternal Director

    * Unless otherwise indicated, the principal business address of each person is 1701 1(st) Avenue, Rock Island, Illinois 61201.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The registrant is a segregated asset account of the Society and is therefore owned and controlled by the Society.

                           MODERN WOODMEN OF AMERICA
                                OWNERSHIP CHART

                                    Modern
                                   Woodmen
                                  of America
                         (a fraternal benefit society
                          incorporated in Illinois)
                                      /
                                      /
      ------------------------------------------------------------------

               /                                             /
               /                                             /
              MWA                                           MWA
           Financial                                  Health Insurance
         Services, Inc.                             Administration, Inc.
          (an Illinois                                  (an Illinois
          corporation)                                  corporation)
        (a wholly-owned                               (a wholly-owned
          subsidiary)                                   subsidiary)

ITEM 27.  NUMBER OF CERTIFICATE HOLDERS

As of the date of the Prospectus included in this Registration Statement, no Certificates have been sold.

ITEM 28.  INDEMNIFICATION

The Society shall indemnify each officer, director or employee, now or hereafter serving the Society, against the reasonable expenses, including attorneys fees, or any and all claims, liabilities, penalties, forfeitures and fines to which he or she may be or become subject by reason of having served in any such capacity, except as to matters as to which such director, officer or employee was guilty of gross negligence or misconduct in the performance of his or her duties. Such indemnification shall also extend to instances where at the request of the Society the individual serves as a director, officer, employee, trustee or agent of another enterprise. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which such director, officer or employee may be entitled.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) MWA Financial Services, Inc. is the registrant's principal underwriter and also serves as the principal underwriter of certain variable universal life insurance certificates issued (or to be issued) by other separate accounts of the Society.

(b) Officers and Managers of MWA Financial Services, Inc.

NAME AND PRINCIPAL BUSINESS
ADDRESS*                        POSITIONS AND OFFICES
Robert M. Roth                  Chairman, President and Director
James V. Standaert              Secretary and Director
Diane E. Nahra                  Treasurer
Thaddeus R. Crass               Operations Manager
Pamela Fritz                    Compliance Manager
[          ]                    Accounting Manager

    * The principal business address of all of the persons listed above is 1701 1(st) Avenue, Rock Island, Illinois 61201.

ITEM 30.  LOCATION OF BOOKS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Society at 1701 1(st) Avenue, Rock Island, Illinois 61201 or 5400 University Avenue, West Des Moines, Iowa 50266.

ITEM 31.  MANAGEMENT SERVICES

VARIABLE PRODUCTS COMPLIANCE AND ACCOUNTING AGREEMENT. Under this agreement, EquiTrust Investment Management Services, Inc. ("EquiTrust") agrees to provide the Society with certain compliance and accounting functions with respect to the variable annuity and variable universal life Certificates issued by the Society. These functions include: preparing Forms N-4 and S-6, N-SAR and 24F-2; providing requested information for SEC examinations; calculating daily unit values, preparing trial balances, financials and audit schedules.

EquiTrust is not an affiliated person of the Society. EquiTrust is compensated quarterly for its services based on a schedule of fees attached to the agreement.

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS

(a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Certificates offered herein are being accepted.

(b) The registrant undertakes that it will include as part of any application to purchase a Certificate offered by the prospectus, either a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to the Society for a statement of additional information.

(c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Society at the address or phone number listed in the prospectus.

(d) The Society represents that in connection with its offering of the Certificates as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through
(4) of that letter will be complied with.

(e) The Society represents that the aggregate charges under the Certificates are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Society.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Modern Woodmen of America Variable Annuity Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Rock Island, State of Illinois, on the 26th day of June, 2001.

                                MODERN WOODMEN OF AMERICA
                                MODERN WOODMEN OF AMERICA VARIABLE ANNUITY
                                ACCOUNT

                                By:             /s/ CLYDE C. SCHOECK
                                     -----------------------------------------
                                                  Clyde C. Schoeck
                                                     PRESIDENT
                                             Modern Woodmen of America

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.

          SIGNATURE                       TITLE                    DATE
          ---------                       -----                    ----
     /s/ CLYDE C. SCHOECK       President and Director
------------------------------    [Principal Executive      June 26, 2001
       Clyde C. Schoeck           Officer]

                                Treasurer, Investment
     /s/ GARY E. STOEFEN          Manager and Director
------------------------------    [Principal Financial      June 26, 2001
       Gary E. Stoefen            Officer]

                                National Secretary and
    /s/ JAMES V. STANDAERT        Director
------------------------------    [Principal Accounting     June 26, 2001
      James V. Standaert          Officer]

              *
------------------------------  General Counsel and         June 26, 2001
       C. Ernest Beane            Director

              *
------------------------------  Director                    June 26, 2001
    Dr. Charles A. Chance

              *
------------------------------  Director                    June 26, 2001
       Vernon L. Smith

              *
------------------------------  Director                    June 26, 2001
      Jerry F. Harbaugh

  *By:            /s/ C. ERNEST BEANE
           ---------------------------------
                    ATTORNEY-IN-FACT
             Pursuant to Power of Attorney

                                 EXHIBIT INDEX

 EXHIBIT        DESCRIPTION
---------       -----------
99.(1)          Certified resolution of the board of directors of Modern
                Woodmen of America (the "Society") establishing Modern
                Woodmen of America Variable Annuity Account (the "Account").

99.(3)          Distribution Agreement between the Society and MWA Financial
                Services, Inc. ("MWAFS").

99.(4)(a)       Certificate Form.

    (b)         Variable Supplemental Contract.

99.(5)(a)       Form of Certificate Application.

    (b)         Form of Suitability Supplement.

99.(6)(a)       Articles of Incorporation of the Society.

    (b)         By-Laws of the Society (included in exhibit 6(a) hereto).

99.(14)         Powers of Attorney.